Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on May 19, 2010 or May 20, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK ON MAY 19, 2010
AHEAD OF THE CURVE...
Top Stories Impacting Banking
From the
Information Research Center
May 19, 2010
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Am. Banker: Dodd Deals on Derivatives While Volcker Rule Fight Looms
WASHINGTON — After refusing to answer questions for weeks about whether banks should be allowed to continue to operate as swaps dealers, Senate Banking Committee Chairman Chris Dodd quietly filed an amendment Tuesday that would give regulators the power to gut such a proposed ban.
[News Source]
Am. Banker: Measure Could Eliminate Key Source of Capital for Banks
WASHINGTON — Financial institutions are sounding the alarm over an amendment to the Senate bill that many initially deemed harmless but now see as threatening a key source of capital: trust-preferred securities.
[News Source]
Senate Republicans Call Reform Bill a ‘Takeover’ of the Banking Industry
WASHINGTON — Senate Republican leaders on Tuesday unleashed a barrage of criticism at the far-reaching financial regulatory legislation being debated on the Senate floor, indicating that many of the party’s leaders were prepared to vote against the bill.
[New York Times, The]
Am. Banker: Credit Score Amendment to Make Banks Tip Hand
Certain consumers will soon know a lot more about their creditworthiness, and that power could create competitive and compliance headaches for lenders. An amendment approved Monday to the Senate regulatory reform bill would give consumers free access to their credit scores if they are denied a loan, receive unfavorable terms on one, or if they are otherwise hurt because of poor credit.
[News Source]
Am. Banker: Preemption Deal Provides OCC Leeway
WASHINGTON — The Senate approved an amendment Tuesday to the regulatory reform bill that would give federal regulators more leeway to preempt state laws but still allow state attorneys general some enforcement power over national banks.
[News Source]
Consumer Prices in U.S. Unexpectedly Fell 0.1% in April
The cost of living in the U.S. unexpectedly dropped in April for the first time in more than a year, signaling the world’s largest economy is recovering without causing prices to flare. The 0.1 percent fall in the consumer price index was the first decrease since March 2009, figures from the Labor Department showed today in Washington.
[News Source]
Credit Pinch Is Spreading In Europe
When Tadeusz Nowicki visited his local bank in early May looking for credit to expand production at his profitable and fast-growing plastics processing company in Warsaw, Ergis-Eurofilms, he got a lecture instead. ''The banks are putting out the message that the high leverage times are over,’’ Mr. Nowicki said.
[New York Times, The]
After Crash, Trial Plan For S.&P.
WASHINGTON — The Securities and Exchange Commission said Tuesday that it would temporarily institute circuit breakers on all the stocks in the Standard & Poor’s 500-stock index after the huge market gyrations on May 6. The circuit breakers will pause trading in those stocks for five minutes if the price moves by 10 percent or more in a five-minute period.
[New York Times, The]
Am. Banker: Dimon Parries Discontent on Mortgages with Conciliatory Tone; Proposal to Strip Dimon of Chairmanship Fails

A year ago, Jamie Dimon received a virtual hero’s welcome at JPMorgan Chase & Co.’s shareholder meeting, winning praise for deftly steering the company through the financial crisis.
[News Source]
JPMorgan Chase Declares Common Stock Dividend
The Board of Directors of JPMorgan Chase & Co. today declared a quarterly dividend of 5 cents per share on the outstanding shares of the corporation’s common stock. JPMorgan Chase & Co. is a leading global financial services firm with assets of $2.1 trillion and operations in more than 60 countries. JPMorgan ChaseInvestors:Lauren Tyler, 212-270-7325orMedia:Joe Evangelisti, 212-270-7438.
[Business Wire]
Treasury announces Wells Fargo warrant auction
WASHINGTON — The government says it will auction 110.3 million warrants it received from Wells Fargo & Co. as part of its effort to recoup the costs of the $700 billion financial bailout. The Treasury Department said the auction of the Wells Fargo warrants will take place on Thursday.
[Associated Press]
Wells Fargo Reaffirms Commitment to Student Lending; Announces New Loan Solution for Families
In a move to better meet the needs of its customers, Wells Fargo & Company launched Wells Fargo® Student Loan for Parents, a one-of-a-kind loan solution that helps parents cover their students’ education costs.
[Business Wire]
WSJ(5/19) Diana Taylor To Have Higher Profile On Citi Board
Diana Taylor, the former state banking superintendent and current companion of Mayor Michael Bloomberg, is in line to play a more high-profile role on the board of Citigroup Inc. As part of a revamp led by Chairman Richard Parsons, Ms. Taylor has assumed the chairman’s former role as head of the nominating and governance committee, which leads in the selection of board candidates.
[Dow Jones News Service]
Am. Banker: CitiMortgage Exits Jumbo Wholesale
American Banker/National Mortgage News, Wednesday, May 19, 2010. CitiMortgage, a top ten player in wholesale lending, will no longer fund non-agency jumbo mortgages through loan brokers, National Mortgage News has learned.
[News Source]
BofA to shed stake in Brazilian Itau Unibanco
Bank of America, or BofA, is selling its 5.4% stake in Brazilian lender Itau Unibanco, the latter said in a statement on Wednesday.
[M&A Navigator]
Clients Worried About Goldman’s Dueling Goals
“Questions have been raised that go to the heart of this institution’s most fundamental value: how we treat our clients.’’ As the housing crisis mounted in early 2007, Goldman Sachs was busy selling risky, mortgage-related securities issued by its longtime client, Washington Mutual, a major bank based in Seattle.
[New York Times, The]
Goldman Sachs Hands Clients Losses in ‘Top Trades’
Goldman Sachs Group Inc. racked up trading profits for itself every day last quarter. Seven of the investment bank’s nine “recommended top trades for 2010” have been money losers for investors who adopted the New York-based firm’s advice, according to data compiled by Bloomberg from a Goldman Sachs research note sent yesterday.
[News Source]

WSJ(5/19) Morgan Stanley Doesn’t Know Of Any CDO Inquiry
Morgan Stanley Chief Executive James Gorman said the investment bank isn’t aware of any federal criminal investigations related to the company’s structuring and sale of collateralized-debt obligations.
[Dow Jones News Service]
WSJ(5/19) Sovereign, M&T Talks Appear Dead
Sovereign Bank and M&T Bank Corp. were in advanced merger discussions in recent weeks but the talks are dead for now, people familiar with the matter said Tuesday. The deal would have catapulted Sovereign’s owner — Spain’s Banco Santander SA — into the upper-ranks of U.S. banking, at a time when many European banks are seen as too weak to make big acquisitions.
[Dow Jones News Service]
Fox Chase Bancorp, Inc. to Commence Second-Step Conversion and Stock Offering
Fox Chase Bancorp, Inc., holding company for Fox Chase Bank, announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock.
[GlobeNewswire]
Bank of Florida Corporation Announces Amended First Quarter 2010 Results
Bank of Florida Corporation announced amended financial results for the first quarter of 2010. These results compare to a net loss of $58.7 million, or $4.58 per share in the fourth quarter of 2009, and $4.4 million or $0.34 per diluted share, in the first quarter of 2009. “Subsequent to March 31, 2010, we determined additional impairments on several loans in our non-performing portfolio.
[Business Wire]
Am. Banker: KeyCorp Executive — Majority Want Branches
Online banking is here to stay but so, it appears, are branches. “Our most significant investment is in our branch network,” Wheeden said. KeyCorp this year plans to open 40 branches and modernize 85 existing locations, on top of the 160 renovations completed in the past two years.
[News Source]
Am. Banker: U.S. Bank Boosts I-Banking With Muni Underwriting Unit
With the start of a municipal bond underwriting operation, U.S. Bancorp is moving ever so slowly toward the business model of its bigger brethren. The company has been involved in public finance for more than 75 years — but as an agent and trustee rather than an underwriter.
[News Source]
Am. Banker: For Prepaid Cards, ‘Gift’ Label No Longer Welcome
ORLANDO — How is a gift card different from a prepaid card? Consumers might see little difference between the two types of plastic cards, both of which store funds. The subtle distinction has prompted prepaid marketers to revamp their sales strategies and packaging, and some are even abandoning some of their products that might be mistaken for gift cards.
[News Source]
Am. Banker: Amex Exec — Card Industry Must ‘Evolve’
Despite negative economic winds and the effect of tough new regulations, credit card companies should realize there are ways to adapt and stay positive in the current environment, Peter Vaughn, senior vice president of global brand management for American Express Co. told audience members during Tuesday’s keynote speech at SourceMedia Inc.’s Card Forum and Expo in Orlando.
[News Source]

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
For additional headlines appearing today about business issues impacting the banking industry, please visit http://IRC.YESBANK.COM and click on “Today’s Top Stories in Banking” in the left navigation bar.
For questions concerning the stories in this publication, please contact Jim Elfrank - James.Elfrank@yesbank.com
For all other questions or concerns, or to unsubscribe, reply to this email with history or email directly to — InformationResearchCenter@yesbank.com
Produced by the TD Bank Information Research Center.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE
TORONTO-DOMINION BANK ON MAY 20, 2010
1. Investors Ease Strain On F.D.I.C. The New York Times
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors. Bharat Masrani quoted. Similar articles appear in Winston-Salem Journal (NC). See full story
2. TD Bank will consider extending branch hours at Carolina First The Greenville News
Canada’s TD Bank officials will consider extending branch hours and adding services to grow their business as part of a deal to acquire The South Financial Group. See full story
3. Georgia on TD’s mind after South Financial deal? Philadelphia Business Journal
TD Bank CEO Bharat Masrani said the company has no concerns about his company getting indigestion from gobbling up struggling South Financial Group. Bharat Masrani quoted. See full story
4. Bank fears blast a G20 prelude Ottawa firebomb; Targeting by activists prompts RBC to mull closing downtown sites during Toronto summit The Toronto Star
The firebombing of an Ottawa bank branch has stoked fears of violence at the upcoming summit of G20 leaders in Toronto, but police officials are vowing they’ll be ready. See full story
5. Tories to Unveil Securities Watchdog National Post
After years of dithering by various federal governments, sources say the Conservatives will unveil the long-awaited national securities watchdog next week, along with a new heavy-handed copyright law set to affect Canadians on their iPods and personal video recorders. See full story
6. Chinese official sides with Canada on bank tax The Globe and Mail
China is supportive of Canada’s efforts to quash plans for a global bank tax and could prove a key ally in talks on the controversial measure at the Group of 20 summit in Toronto next month, according to Treasury Board president Stockwell Day. See full story
7. Democratic Rift Stalls Financial Bill — Senators Reject Call for a Final Vote on Rules Overhaul, as Some Dissenters Press for Further Restrictions on Banks The Wall Street Journal
A handful of Democrats joined with Republicans to block a bid by the Senate Democratic leadership to end more than three weeks of debate on sweeping legislation overhauling regulation of U.S. financial markets. See full story
8. Financial Reform May Hurt Canada Firms, Stewart Says Bloomberg
Sun Life Financial Inc., Canada’s third-largest insurer, said recent proposals for global financial reform, such as a bank tax, may hurt Canada. See full story
9. Canaccord triples quarterly earnings National Post (Reuters)
Canaccord Financial Inc. said quarterly core earnings more than tripled and revenue surged, though expenses also rose sharply after the investment dealer’s recent takeover of Genuity Capital Markets. See full story
10. Home inspections key buying element Calgary Sun
Curb appeal is important, but when buying a new home, it’s what’s inside that counts. A house is the biggest investment most people will ever make, which is why it’s critical to know exactly what’s lurking inside — before signing on the dotted line. Henry Blumenthal (VP and Chief Underwriter, TD Insurance) quoted. See full story
11. Un condo pour fiston [A condo for junior] La Presse
Achèteriez-vous une copropriété à votre enfant? Oui, répondent 15% des parents montréalais dans un sondage de TD Canada Trust, qui ajoute que 22% des Montréalais estiment qu’un condo est un bon investissement. [Would you buy a condo for your child? Yes, responds 15% of parents in Montreal in a survey by TD Canada Trust. They add that 22% of Montrealers think that a condo is a good investment.] See full story
12. New travel rewards offers could be just the ticket The Globe and Mail
Listen up if you’ve decided to take a permanent vacation from your current travel rewards credit card. Never has there been a better time to jump to a different card. Bank of Montreal and Bank of Nova Scotia are offering a whack of reward points to attract customers to new card offerings, while Canadian Imperial Bank of Commerce, Royal Bank of Canada and Toronto-Dominion Bank have countered with offers of their own for existing cards. American Express is in the mix, too, with a new travel rewards credit card. See full story
13. Coach Like a Pro: Why Women in IT Need Mentors CIO Magazine
When Paula Bohn first graduated from university with a degree in French and German, she moved across an entire continent to pursue her goal of becoming a language teacher in Europe. Dave Codack (CIO and VP,Technology and Employee Services) quoted. See full story
14. More Canadians to outlive savings; Sun Life CEO calls for a balanced and thoughtful consultation on pension problems The Globe and Mail
More people will outlive their retirement savings if the Canadian pension problem isn’t addressed, Sun Life Financial’s chief executive officer says. See full story
15. Retreating prices put rate hikes on back burner The Globe and Mail
The pressure on central banks to start raising interest rates is fading as the threat of deflation creeps back into the global economy. See full story
16. Editorial: Don’t forget undergraduates Edmonton Journal
It’s difficult to criticize an investment in world-class talent, and Canada’s new Excellence Research Chair program is certainly that. By committing $200 million over seven years, the federal government has helped lure 19 top-flight researchers to Canadian universities, including four to the University of Alberta. TD Economics mentioned. Similar article appears in Macleans, also mentioning TD Economics. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. Investors Ease Strain On F.D.I.C.
The New York Times
05/20/2010
ERIC DASH
Pg. B1
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors.
A spate of recent banking takeovers and investments suggests that stronger financial institutions and private investment firms see value in the detritus of American banking. That is good news for the F.D.I.C., which has had to shoulder the cost of failures through its deposit insurance fund, causing the fund to sink into the red.
“We are seeing light at the end of the tunnel,” Sheila C. Bair, the head of the F.D.I.C., said in a recent interview.
Now that some troubled banks are being taken over by private investors, rather than closed by the government, the pressure on the F.D.I.C. is beginning to ease. On Thursday, the agency, which administers the fund protecting savers’ deposits, is expected to announce that it lowered the amount of money it set aside to cover future losses by more than $3 billion during the first quarter — the first reduction since the second quarter of 2007.
The news is not all good, of course. Seventy-two banks have collapsed this year, and banking analysts worry that more failures will follow, particularly among small and midsize lenders exposed to troubled commercial real estate.
But with the economy stabilizing, banks that otherwise might have fallen are regaining their footing. The nation’s biggest banks — the ones considered too big to fail — have roared back in terms of profitability thanks to ultralow interest rates. Analysts say the growth of both troubled consumer and corporate loans has begun to trail off.
“We have been out of the recession long enough that it is starting to filter into the banking system,’’ Ms. Bair said. Not long ago, analysts predicted that the financial crisis and recession might claim 1,000 of the nation’s 8,100 lenders. Now, they foresee perhaps 500 or 750 failures.
“For the U.S. commercial banking industry, the worst is over,’’ said Gerard Cassidy, a financial services analyst at RBC Capital.
One reason that troubled banks are surviving is that other banks, as well as investors who specialize in companies in distress, are swooping in, looking to buy lenders inexpensively. More buyers are showing up at F.D.I.C. auctions, and to avoid a bidding frenzy, some are doing deals with little or no government help.
On Monday, for instance, TD Bank of Canada announced that it would buy the South Financial Group. Private investors recently have plowed money into other troubled institutions, like Synovus Financial, Sterling Bancshares and Pacific Capital Bancorp.
Now that the economy is improving, investors are growing more confident that problem loans are at or near their peak. That confidence has been reflected in banking stocks, which have soared 111 percent from their low in March 2009, as measured by the KBW bank index.
In April, Thomas H. Lee Partners spent $134.7 million for a minority stake in Sterling Financial, a lender based in Spokane, Wash., that has been hobbled by bad real estate loans.
More recently, Gerald J. Ford, the billionaire investor who made a fortune during the savings and loan crisis, invested $500 million for a 91 percent stake in Pacific Capital Bancorp of Santa Barbara, Calif. The bank had been trading at around $4. Mr. Ford paid 20 cents a share.
When it bought three banks in April, TD Bank agreed to swallow a bigger share of their future losses than is typical in an F.D.I.C.-assisted deal. On Monday, TD paid a mere 20 cents a share for South Financial. Although the F.D.I.C did not provide any aid, TD did get some federal help. The Treasury Department agreed to sell $347 million of South Financial preferred shares and warrants for a bargain-basement price of $130.6 million.
“Without a doubt, there is more confidence than a few months ago,’’ said Bharat B. Masrani, the head of TD Bank’s United States operations. ''There is more transparency and confidence in the ultimate losses of these institutions.’’
Andrew Williams, a Treasury spokesman, said that it had agreed to the discount, as in previous deals, to ''minimize or eliminate our chances of incurring further losses’’ on its investment in the bank.
Of course, such unassisted deals may still be the exception for at least the remainder of the year. The F.D.I.C. is expected to add to its list of problem banks — now 702 — when it releases its quarterly report on Thursday. The agency does not disclose which banks it considers troubled, nor does inclusion on the list mean that a bank is in imminent danger of failure.
Most of the banks on the list are tiny community lenders, largely in the Southeast and Midwest, that would be more attractive if they were bundled together rather than sold as stand-alone entities. Many of the potential buyers for these banks — particularly other lenders that are still trying to shore up their finances — need government help to pursue deals.
“We are not in any danger of running out of failed banks,’’ said Wilbur L. Ross, a prominent bank investor. “The only question is how much investor demand there will be.”

2. TD Bank will consider extending branch hours at Carolina First
The Greenville News
05/20/2010
DAVID DYKES
Canada’s TD Bank officials will consider extending branch hours and adding services to grow their business as part of a deal to acquire The South Financial Group.
Ed Clark, president and chief executive of TD Bank Financial said the company has its own credit card product. It also originates mortgages and doesn’t sell the servicing to another entity, he said.
Other company businesses include TD Waterhouse and an investment in the TD Ameritrade online broker.
“We think we can enhance the product sweep” and get a larger share of the financial services business, Clark said.
TD Bank Financial Group officials said Tuesday in Greenville their intent in acquiring South Financial is to expand the company’s footprint throughout the Southeastern U.S., and expects to be a strong local corporate citizen.
“We’re acquiring this company because we want to grow in the South,” Ed Clark, president and chief executive of TD Bank Financial, told The Greenville News . “To do that, you need more than just stores and particular assets. You need a management team.”
While there is clearly some risk in buying financially troubled South Financial, parent of Carolina First Bank, “the tipping balance” for the Canadian firm was acquisition of “a solid management team” to help it go forward, Clark said.
“We still think there’s tremendous opportunity here if we look at this company,” he said. “On the lending side, it must have been very difficult to fully serve the opportunities here in the marketplace with the balance sheet challenges that this company has had.
“I think by delivering to a capable management team a strong balance sheet and a desire to grow, we can better serve the community,” Clark said.
Clark said a key approach to running a bank “is move your organization even faster to the core principles and not tolerate the company” deviating from those beliefs.
“We have a whole set of very simple ideas,” he said. “We say, ‘Don’t make bad loans in good times.’ If you don’t do that, you can do good loans in bad times. And the reason we’re able to outgrow everyone else is because we made fewer bad loans in good times than other people.”
He said there will be an additional approach when the bank offers its products: “If you wouldn’t sell it to your mother-in-law, you shouldn’t sell it to your client.”
Bharat Masrani, CEO ofTD Bank, one of the 15th largest commercial banks in the U.S. with $152 billion in assets, said TD’s charitable foundation has about $100 million in funding and last year it contributed almost $14 million to various community groups. The figure doesn’t include community sponsorships and employee donations.
“Giving is very much part of our culture, of our values,” Masrani said. “In addition, we are a community bank. We are a local bank. Investing in our communities is a core principle for us, and we do that in every market that we operate. I see no reason why we would not do that in South Carolina.”
Clark and Masrani were in Greenville to meet with South Financial managers and employees and get acquainted with local operations. Masrani has said it’s too early in the merger process to discuss the potential impact on local jobs.
TD Bank Financial said Monday it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Shareholders of South Financial’s common stock will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial share.
The merger needs approval of South Financial shareholders and various regulators.
As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
The sale of South Financial to TD alters the financial landscape in Greenville, removing an important local headquarters and raising a level of apprehension about what comes next.
According to data from the Federal Deposit Insurance Corp., Carolina First had the highest market share — 23.27 percent of deposits — among banks in the Greenville area last June, the latest period for which figures were available.
In the state, Carolina First had the fourth-highest market share in terms of deposits, with 7.89 percent. That trails Wachovia, now Wells Fargo, Bank of America and BB&T, according to the FDIC.
South Financial also owns Mercantile Bank in Florida.
The pressure on South Financial has been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets.
A top South Financial official told The News the company had exhausted its options and struck the deal Sunday night with TD Bank Financial Group. South Financial had posted more than $1.3 billion in losses since the beginning of 2008, when it installed new management.

3. Georgia on TD’s mind after South Financial deal?
Philadelphia Business Journal
05/20/2010
JEFF BLUMENTHAL
TD Bank CEO Bharat Masrani said the company has no concerns about his company getting indigestion from gobbling up struggling South Financial Group.
South Financial has incurred more than $1.3 billion in losses since the beginning of 2008 and recently entered into a consent order with the Federal Deposit Insurance Corp. and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond over its capital levels.
“We did extensive due dilligence,” Masrani said. “It was a troubled bank but they have a relatively new management team in place that did an excellent job stabilizing the business and getting a handle on the credit issues.”
The new team, led by South Financial CEO H. Lynn Harton, took the reins of the bank last year and Masrani said he has asked them to stay.
It also doesn’t hurt that TD agreed to buy South Financial at a steep discount and will only pay $130 million to buy the U.S. Department of Treasury’s $347 million of South Financial preferred stock that the government acquired under the Troubled Asset Relief Program.
Masrani said expanding TD’s presence, with the addition of three failed Florida banks last month and South Financial this month, moves the bank from 34 branches to roughly 170 in the Sunshine State.
“It is really an important market,” Masrani said. “It’s the fourth-largest state in the country. There might be some troubled banks with lots of loan problems but there is nothing wrong with the deposits.”
When the deal wraps up later this year, TD will have catapulted from 40th to 10th in Florida deposits. Masrani said there is some overlap in the footprints acquired in April and May but the bank has not sorted out how it will proceed in terms of possibly consolidating.
Masrani also said he liked the more than 100 branches it obtained from South Financial in the Carolinas. The Southeast region has numerous troubled banks that more cash-rich banks like TD might be able to pick up on the cheap.
It particularly could connect its geographic dots from the Carolinas to Florida by entering the Georgia market, which has been ravaged by bank failures. TD has locations from Maine to Washington but there was a space on the eastern seaboard between Washington and Florida before the South Financial deal gave it sites in the Carolinas.
Masrani said while the bank is always exploring opportunities, it might be more inclined to take some time to digest its latest acquisitions.
With April’s additions, TD now has more than 1,000 U.S. branches and that number will move to almost 1,200 when the South Financial deal closes.

4. Bank fears blast a G20 prelude Ottawa firebomb; Targeting by activists prompts RBC to mull closing downtown sites during Toronto summit
The Toronto Star
05/20/2010
BRUCE CAMPION-SMITH
The firebombing of an Ottawa bank branch has stoked fears of violence at the upcoming summit of G20 leaders in Toronto, but police officials are vowing they’ll be ready.
Still, bank officials say they’re looking at stepping up security and may even shut down branches in Toronto’s core if rowdy protesters pose a risk to staff and customers.
All this comes after the group that claimed responsibility for setting a Royal Bank of Canada branch aflame Tuesday said they’ll be taking their protest to the G8 and G20 gatherings next month.
The attack on the branch in an upscale neighbourhood was captured on video, and was later posted on the web along with a message that targets the Royal Bank.
A group calling itself FFFC faults RBC for sponsoring the Vancouver Olympics, which they say were staged on “ stolen indigenous land” and for being a “ major financier” of Alberta’s tar sands, which it calls one of the most “ destructive” industrial projects in the world.
“The games in Vancouver are now over, but resistance continues. An RBC branch can be found in every corner of Kanada,” reads the message from the group.
“The G8/G20 ‘leaders’ and bankers are meeting in Huntsville and Toronto to make decisions that will further their policies of exploitation of people and the environment. We will be there,” the message reads.
Ottawa Constable Jean-Paul Vincelette confirmed that the bank attack was arson.
“We’re not confirming anything in regards to what’s been broadcast. It’s part of the evidence and it’s going to be looked at,” he said.
In a statement issued Wednesday, the Royal Bank said it is “ doing everything to help police” catch those responsible.
“We are not going to comment on the group that has claimed responsibility or respond to the inflammatory statements of those who use violence to communicate their views,” the bank statement said.
The Ottawa incident, which caused an estimated $300,000 in damage, has raised concerns that the towering bank headquarters in downtown Toronto could be a ripe target for protesters who gather for the G20 summit June 26-27.
Meaghan Gray, of Toronto Police Services, said officials are hoping protesters make their point “ peacefully and responsibly.”
“That being said, from a security perspective we’re obviously planning for any eventuality,” said Gray, who works with the force’s G20 planning team.
“Security plans for the G20 are taking into consideration any eventuality or any possible action and we’ll be prepared to respond,” Gray said.
Meanwhile, the banks have spent recent months making their own contingency plans lest they land in the crosshairs of protesters.
Bank officials have been meeting with the police and landlords of the downtown buildings to map out security strategies. Those include having bank staff work from home or other branches during the summit, increasing security and even closing down.
“There’s a possibility they’ll close branches at the last minute if there are security concerns.” Maura Drew-Lytle of the Canadian Bankers Association said.

5. Tories to Unveil Securities Watchdog
National Post
05/20/2010
DON MARTIN
Pg. A1
After years of dithering by various federal governments, sources say the Conservatives will unveil the long-awaited national securities watchdog next week, along with a new heavy-handed copyright law set to affect Canadians on their iPods and personal video recorders.
The twin moves are timed so Stephen Harper can align Canada with the common national securities and copyright laws of other members in the G8, a ramp-up to the global group hug in Huntsville and Toronto next month. But when Alberta and Quebec are equally miffed by the same piece of federal government legislation, it will be a major migraine for a consensus-seeking Prime Minister.
Agreement on this issue has become officially impossible. Alberta and Quebec are seething mad at what they perceive as a federal invasion of provincial jurisdiction. These territorial provincial governments believe the proposed one-size-fits-all approach won’t work to their advantage.
Alberta suspects the freewheeling entrepreneurial nature of its junior energy companies might not fit with staid Bay Street rule-making. Quebec thinks its homegrown enterprise will have trouble meshing with the rest of Canada, fretting the clout it has accumulated with Montreal as master of its securities domain will suffer if the watchdog is chained to Toronto.
But the sleepy sound of the common securities regulator masks the enormous benefits it will unleash as Canada imposes a standard set of rules and regulations to flatten boundaries, eliminating 13 provincial and territorial obstacles to the flow of pan-Canadian business.
The cost savings could be substantial if business only has to meet a single set of securities regulations, a move whose time is so long overdue in the view of Finance Minister Jim Flaherty that he believes this could be his signature accomplishment.
It won’t be easy. Imposing a common securities regulator over the objections of heavyweight provinces has been a talking point going back two Liberal governments, but the legislative debate has never hit the floor of the House of Commons.
The pushback against the notion of a common securities regulator has been so furious, Mr. Flaherty will take the rare precautionary step of sending the legislation to the Supreme Court before it’s approved for an advance ruling on its constitutionality, the better to pacify objecting provinces that are already mobilizing their opposition in lower courts.
Despite all the interprovincial noise on the securities side, the copyright law will likely have the greater impact on average Canadians as they increasingly rely on downloaded entertainment.
All signals suggest Heritage Minister James Moore has triumphed over the objections of Industry Minister Tony Clement, setting up Canada to march in excessively protected lockstep with a United States that boasts the toughest laws against pirated music or movies on the planet.
It may well be a legal constraint that’s impossible to enforce, but the rumble out of the PMO suggests the new law will ignore the extensive public consultations that advocated a go-easy take on copying of CDs and DVDs in favour of robust anti-consumer limits on transferring or sharing content.
If this comes to pass, the federal government will be headed for a very bad week when the House of Commons reconvenes on Tuesday.
They’ll have Alberta up in arms, Quebec frothing in full provincial protectionism mode and digital entertainment consumers furious at Big Brother dictating how it manages digital entertainment it either owns or freely steals.

6. Chinese official sides with Canada on bank tax
The Globe and Mail
05/20/2010
ANDY HOFFMAN, TARA PERKINS, KEVIN CARMICHAEL and JEREMY TOROBIN
China is supportive of Canada’s efforts to quash plans for a global bank tax and could prove a key ally in talks on the controversial measure at the Group of 20 summit in Toronto next month, according to Treasury Board president Stockwell Day.
Mr. Day met with Bai Lichen, vice-chairman of the Chinese People’s Political Consultative Conference, in Beijing Wednesday and discussed Canada’s opposition to the plan to impose a levy on financial institutions after a series of government funded bank bailouts during the global financial crisis.
Mr. Bai “ certainly shared my view when I said that Canadian banks should not pay a penalty for something they did not take part in. That was his view about their system,” Mr. Day said in Beijing Wednesday.
Canada’s government launched a global offensive this week against the bank tax. Europe and the United States support the idea, hoping to extract some of the government money that banks were given to avoidcollapse during the financial meltdown in 2008 and 2009.
“We’re entitled to disagree with them when they’ve got it wrong,” said former deputy prime minister and former finance minister John Manley, who is currently the head of the Canadian Council of Chief Executives. Mr. Manley is also on the board of Canadian Imperial Bank of Commerce.
While he strongly opposes the tax, he also noted that Canada could riskalienating other countries if there is broad consensus in favour of the tax.
“It could be very difficult to administer effectively if some countries opted out of it, because it would then just be an incentive for banks to move operations,” Mr. Manley said in an interview. While the United States will be an important financial centre no matter what, Canada would probably attract some financial business from its southern neighbour if the U.S. imposed the tax, he said.
The government of Prime Minister Stephen Harper believes that Canadian banks should not be punished because they were not to blame for the financial crisis, nor did they need government bailouts to stay afloat, unlike many U.S. and European firms.
Chinese banks are in a similar situation to Canadian banks, Mr. Day said, and Mr. Bai, a high ranking Chinese government official, is supportive of Canada’s stance on this issue. Most Chinese banks, however, are government- controlled unlike Canada’s private sector banking system. “ He fully identified with our position that a country that wasn’t part of the problem shouldn’t have to pay a penalty as if they were,” said Mr. Day.
Cabinet ministers from the Harper government have fanned out across two continents to restate Canada’s opposition to a global bank tax, taking full advantage of one of those rare issues that plays well with both economists and many voters.
“As far as I can tell, Canada is doing this because it’s the right policy response,” said Don Drummond, a former high ranking official in the Finance Department and a vocal critic in the past of Mr. Harper’s decision to reduce the GST. “ The notion of a bank tax makes no sense. For anybody. But naturally it makes the least sense for Canada, where the taxpayer was never called upon to support a bank.”
That’s the message Finance Minister Jim Flaherty delivered to Indian and Canadian finance executives this week in Mumbai, as did Mr. Day in China and Trade Minister Peter Van Loan in Washington. Industry Minister Tony Clement and Foreign Affairs Minister Lawrence Cannon addressed the home crowd at a press conference in Ottawa.
“We believe fundamentally you do not tax your way to prosperity in the first place and you shouldn’t have a punitive fee attached to those institutions that were not part of the problem,” Mr. Day told reporters after a speech this week in China.
The Harper government’s lobby against the bank tax brought some unexpected opportunities. The debate has become a mainstay of the international financial press, and with each outcry against the idea of bank levy, Mr. Flaherty is presented with an opportunity to highlight the relative strength of Canada’s economy and financial system.
Canada’s aggressive stand against its traditional diplomatic allies also has brought the Harper government closer to Bay Street, making an often volatile relationship less antagonistic. Through a series of phone calls with one another and one-on-one meetings with Mr. Flaherty, the CEOs of Canada’s biggest banks and insurers have agreed to present a united front as the country prepares to host the G20.

7. Democratic Rift Stalls Financial Bill — Senators Reject Call for a Final Vote on Rules Overhaul, as Some Dissenters Press for Further Restrictions on Banks
The Wall Street Journal
05/20/2010
GREG HITT and DAMIAN PALETTA
Pg. A4
A handful of Democrats joined with Republicans to block a bid by the Senate Democratic leadership to end more than three weeks of debate on sweeping legislation overhauling regulation of U.S. financial markets.
The 57-42 roll call fell short of the 60 votes needed to close off debate and hold a vote on the bill itself.
The surprise failure was a setback for Senate Majority Leader Harry Reid, who orchestrated the showdown in hopes of clearing the floor for other high-priority bills, including legislation funding military operations in Iraq and Afghanistan.
“We have to put this thing to rest,” Mr. Reid said.
For weeks, Mr. Reid has tussled with Republican leaders over the bill, including one high-profile fight over whether debate should even begin on the White House-backed initiative.
Now he is struggling with the demands of some liberal Democrats pushing proposals to impose new restrictions on bank activities, beyond those already included in the 1,500-page bill.
The legislation is designed to close the regulatory gaps and end the speculative trading practices that lawmakers say contributed to the collapse of U.S. financial markets two years ago.
Two Democrats, Sens. Russell Feingold of Wisconsin and Maria Cantwell of Washington, joined with 39 Republicans to vote against the motion to close off debate. Two Republicans, Maine Sens. Susan Collins and Olympia Snowe, joined 55 Democrats in support of the motion. Sen. Arlen Specter, who lost the Democratic primary Tuesday in his home state of Pennsylvania, didn’t vote.
At the last minute, Mr. Reid also voted against shutting off debate. That was a procedural quirk meant to preserve his right to keep the issue alive. Only senators who vote “no” on a matter are permitted to later ask that it be reconsidered.
Ms. Cantwell said she wanted to toughen provisions in the bill that would restrict trading by banks in derivatives, complex financial instruments often used to hedge risk. Many lawmakers argue that bad speculative bets by banks on derivatives exacerbated the financial crisis in 2008, and that therefore the sector needs closer regulation.
Mr. Feingold said he wanted to reimpose Depression-era rules that would bar traditional banks from affiliating with investment firms, among other things.
“We need to eliminate the risk posed to our economy by ‘too big to fail’ financial firms and to reinstate the protective firewalls between Main Street banks and Wall Street firms,” said Mr. Feingold, who is up for re-election this year. “Ending debate on the bill is finishing before the job is done.”
Mr. Feingold also wants the bill to include additional restrictions, notably on the size and complexity of U.S. banks. Efforts to include specific amendments to address the issue either failed or didn’t get a vote.
A second vote will take place Thursday, as Mr. Reid vowed to “continue working on this” bill.
Mr. Reid later blamed Republicans for standing in the way of the bill, saying they “want to do the bidding of the big bank executives . . . they want to let Wall Street off the hook.”
Sen. Charles Grassley (R., Iowa) disagreed with Mr. Reid and said the “opposition from Republicans and Democrats” was about ensuring consideration of additional amendments.
Sen. Grassley cited a number of proposals on which he wanted action, including an amendment that would potentially limit the fees imposed on ATM transactions. “It wasn’t responsible to shut down this bill at this time,” he said.
But Mr. Reid’s more immediate problems were on the Democratic side of the aisle. He held the vote open for nearly an hour, and attempted several times to convince Ms. Cantwell to support ending debate and moving forward with the bill.
“They’re pretty cranky on the other side,” crowed Sen. Bob Corker (R., Tenn.), who voted against the motion to shut off debate. Mr. Corker said there was chaos on the floor, as senators milled in the well and the vote dragged on.
For much of the last 18 months, Mr. Reid has shown canny ability to maintain party unity, especially on White House-backed priorities.
Now, however, the Democratic leader is navigating a bill deep in an election year as voters show strong displeasure with business as usual in Washington. Indeed, some of the remaining proposals for amending the bill reflect a desire by some senators to get tough on Wall Street.
Sens. Jeff Merkley (D., Ore.) and Carl Levin (D., Mich.) are proposing to bar banks from using their own capital to engage in speculative trades, and prohibit firms from betting against securities packaged and sold to their own clients.
Sen. Sheldon Whitehouse (D., R.I.) proposed to allow individual states to limit the interest rates that nationally chartered banks can charge.
Late Wednesday, Democratic leaders cleared the way for a vote on the proposal, a nod toward the demands for action. However, the Whitehouse amendment attracted only 35 votes, well short of the 60 votes needed for passage.
Earlier in the day, Senate Banking Chairman Chris Dodd (D., Conn.) backed away from a proposal to dilute provisions of the bill that would crack down on banks’ trading of derivatives.
Mr.. Dodd had proposed to delay for two years provisions of the bill that could force banks to spin off their derivative-trading operations. He dropped the idea after it prompted an outcry from both fellow Democrats and the finance industry, which said it would increase uncertainty.

8. Financial Reform May Hurt Canada Firms, Stewart Says
Bloomberg
05/20/2010
SEAN B. PASTERNAK
Sun Life Financial Inc., Canada’s third-largest insurer, said recent proposals for global financial reform, such as a bank tax, may hurt Canada.
“A number of countries have made a variety of proposals which could have a negative impact on the Canadian financial services industry,” Chief Executive Officer Donald Stewart said at today’s annual meeting in Toronto. “It would indeed be ironic if Canada, a country which came through the financial crisis better than most, was to find itself at a disadvantage on account of new international rules.”
Stewart cited calls for new taxes on banks as a proposal the Toronto-based insurer opposes. Canadian Finance Minister Jim Flaherty, as well as the heads of the country’s six biggest banks, have said it would be wrong to punish financial institutions in Canada for problems that have occurred in other countries.
Stewart, 63, also opposes changes proposed to International Financial Reporting Standards that could distance assets from liabilities, echoing comments made this month by Manulife Financial Corp. CEO Donald Guloien.
The accounting proposals contain “a number of challenges for Canadian life insurers,” Stewart told reporters following the meeting. “We’re working with policy makers as part of the consultation process to see if we can mitigate any adverse potential results.”

9. Canaccord triples quarterly earnings
National Post (Reuters)
05/20/2010
Pg. FP6
Canaccord Financial Inc. said quarterly core earnings more than tripled and revenue surged, though expenses also rose sharply after the investment dealer’s recent takeover of Genuity Capital Markets. The Vancouver-based company said it earned $11.1-million, or 21 a share, in its fiscal 2010 fourth quarter, ended March 31. That was up from $3.8-million (7) a year earlier. The results excluded $5-million in pre-tax costs related to the purchase of Genuity, a boutique investment bank specializing in mergers and acquisitions and advisory services. The acquisition, which closed in April, more than doubled the size of Canaccord . Net income rose to $7.5-million (14) from $3.7-million (7). Revenue rose 33.8% to $143.1-million.

10. Home inspections key buying element
Calgary Sun
05/20/2010
NICOLE McLAWS
Page: 37
Curb appeal is important, but when buying a new home, it’s what’s inside that counts.
A house is the biggest investment most people will ever make, which is why it’s critical to know exactly what’s lurking inside — before signing on the dotted line.
“A house doesn’t come with a money-back guarantee, which is why it’s so important to be aware of potential issues before you buy,” says Henry Blumenthal, vice-president and chief underwriter, TD Insurance.
“New homeowners need to know what they’re buying and ensure they can maintain and protect their most valuable asset, because once the sold sign goes up, the buck stops with them.”
Everyone from first-time buyers to seasoned purchasing pros can benefit from having the information they need about a home, and the best way to conduct that research is by hiring a home inspector, who typically charge around $500 and analyze the structure and its major systems, including roof, exterior, electrical, heating and plumbing.
“Buying a home is exciting and it’s easy to get carried away and overlook the details,” Blumenthal says.
“But the most important thing buyers can do is take time to ask questions so there are no surprises.”
By reviewing a home inspection report, an insurer can answer those questions: They’ll identify problem areas that could increase premiums, prevent buyers from qualifying for home insurance or require additional riders.
“We provide home buyers with information they need to make an educated decision,” says Bob Dunlop, president of home inspection company Carson Dunlop.
“Because every buyer is different — one person’s fixer-upper is another person’s nightmare — it’s not a question of whether a house passes or fails, it’s whether it works for a particular buyer’s needs.”
Insurers typically look at two factors when assessing risk — how often a problem tends to occur and the potential loss that could be associated with the problem.
Water damage is one of the most common home insurance claims, which is why on a home inspection, a home’s vulnerability to water damage is assessed. Poor maintenance of eaves troughs and downspouts, improper installation of a basement backup valve, cracks in the foundation or an aging roof are all flagged.
“With a roof that’s 20 years old, the only guarantee you have is that it’s going to leak at some point,” Blumenthal says.
“An insurer’s unique insight and experience can help you make your buying decision. If your insurer isn’t comfortable with an item in the home inspection report, you should take a closer look before you buy.”
Other common problems that could affect insurance premiums and eligibility include plumbing and electrical issues, heating concerns, poorly done DIY renovations and a lack of smoke detectors.
“The inspection identifies what repairs need to be made and at what cost,” Dunlop says. “Depending on your financial situation, what comes out of our report could have an impact on your purchase decision. It could even give you some bargaining power with the seller.

11. Un condo pour fiston [A condo for junior]
La Presse
05/20/2010
CAROLE THIBAUDEAU
Achèteriez-vous une copropriété à votre enfant? Oui, répondent 15% des parents montréalais dans un sondage de TD Canada Trust, qui ajoute que 22% des Montréalais estiment qu’un condo est un bon investissement.
Un bon investissement? Dans certains cas, oui, et dans d’autres non, commentent quelques observateurs interrogés par La Presse.
Les condos répondent aux besoins du moment (rareté des terrains, apport d’impôt foncier, organisation écologique), mais la protection des acheteurs pourrait être nettement améliorée, d’après un mémoire que le Regroupement des gestionnaires et copropriétaires du Québec a remis en février à la ministre de la Justice, Kathleen Weil.
Il faudrait «remplacer les plans de garantie de maisons neuves par une surveillance obligatoire des travaux de construction», estime le RGCQ.

12. New travel rewards offers could be just the ticket
The Globe and Mail
05/20/2010
ROB CARRICK
Pg. B15
Listen up if you’ve decided to take a permanent vacation from your current travel rewards credit card.
Never has there been a better time to jump to a different card. Bank of Montreal and Bank of Nova Scotia are offering a whack of reward points to attract customers to new card offerings, while Canadian Imperial Bank of Commerce, Royal Bank of Canada and Toronto-Dominion Bank have countered with offers of their own for existing cards. American Express is in the mix, too, with a new travel rewards credit card.
A rough calculation suggests some of these promotions could be worth about $100 to $350 in real-world terms. As enticements to sign up for cards go, it’s hard to do better than that.
One of the best deals right now is the new ScotiaGold Passport Visa. Customers get 30,000 bonus points, which play out as 20,000 for signing up and another 10,000 at your one-year renewal. Scotiabank says you can reduce the cost of travel of any type by $50 with 5,000 points, which means that 30,000 points produce a savings of $300.
Scotia’s never been a major power in travel reward cards, but ScotiaGold Passport Visa is worth a look. The annual fee, at $110, is $10 cheaper than most competitors (you pay $99 the first year), and the benefits include collision-damage insurance for car rentals and travel emergency medical insurance. If you pay for travel with the card, you get a 5-per-cent cash rebate.
BMO’s new card is the World Elite MasterCard, which ups the premium travel card annual fee ante to $150 annually from a more typical $120. World Elite is one of those travel reward cards where your points can be used for a variety of rewards — flights, spa retreats, contributions to registered retirement accounts or charitable donations. Travel’s generally the best bet for wringing value from reward points, so let’s focus on that.
The introductory deal for World Elite is 15,000 bonus points. BMO says 5,000 World Elite points equals $95 in reward dollars for travel, so value the bonus points at $285, which can be used for most any kind of travel.
One of the most flexible travel reward cards is TD First Class Travel Visa Infinite, now available with a sign-up bonus of 20,000 points. TD’s website says 20,000 points equals $100 off the price of travel that you can book on your card, through any channel you like, using your TD credit card.
A new card that works on the principle of building points toward a specific rewards program is the Amex Starwood Preferred Guest Credit Card. Unlike some of Amex’s other cards, it’s not a charge card that requires you to pay in full each month. The bonus for signing up is 10,000 points, which Amex says is enough to pay for up to three free nights at Starwood hotels under the Sheraton, Westin, Four Points and other brands.
Amex says Starwood points can in some cases be transferred to airline frequent flier programs on a 1-to-1 basis. Various types of insurance coverage are provided, but not travel medical.
CIBC’s two big elite travel cards, Aerogold Visa Infinite and Aventura Visa Infinite, are available with 15,000 bonus points for signing up. That’s enough to get you a short flight using Aeroplan “classic rewards.” If no classic seats are available, and Aeroplan fliers know that’s by no means unimaginable, then you’d potentially need many thousands more points.
RBC Visa Infinite Avion is also offering 15,000 points, which you can use for a reward flight on any airline at any time with a cost of up to $350 per ticket. The flexibility in booking flights with this card is tempered by the fact that there’s a maximum ticket price. Also, you need more points to qualify for flights in some cases than you do with Aeroplan-linked cards.
Tradeoffs such as this are unavoidable with premium travel reward cards, so choose what works for you and then make sure you get a whack of free points to sign up.
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13. Coach Like a Pro: Why Women in IT Need Mentors
CIO Magazine
05/20/2010
KATHLEEN SIBLEY
When Paula Bohn first graduated from university with a degree in French and German, she moved across an entire continent to pursue her goal of becoming a language teacher in Europe.
Until recently, as a woman in IT, her aspiration to ascend the corporate IT ladder to a CIO-equivalent position has seemed in many ways equally distant. She’s not alone: According to 2008 U.S. Bureau of Labor Statistics, only 27 per cent of IT managers across different industries were women. Canada is likely to share a similar makeup.
Fortunately for Bohn, a field solution manager in Microsoft Canada’s (MSFT) enterprise platform division, a recently launched e-mentoring program for women in IT may help close that gap.
The program, a joint Canadian Advanced Technology Association-Women in Technology (CATA-WIT) and CIO Association of Canada (CIOCAN) venture, pairs women in IT positions with CIOs for a year. The mentoring takes place via e-mail and phone for the most part, although some may meet in person or use videoconferencing if feasible. Mentees must have five years of IT experience or one to four years in a management position. Mentors, who are both male and female, are senior executives, mostly at the VP level, from all industries.
At the moment, the two organizations are running a pilot in Ontario, with plans to roll it out nationally next year.
Sandra Saric, vice-president, mentoring at CATA-WIT, says in research her organization has conducted with Ryerson University and the University of Ottawa, as well as in focus groups across Canada, young women in IT consistently identify access to leadership development and mentoring as the two key support systems they most lack. Response to the call for applications to the program supports those findings, Saric says. Of CATA-WIT’s approximately 75 Ontario chapter members, 26 applied immediately.
Although women are often natural communicators and collaborators, they frequently lack the networking skills they need to capitalize on those communication and collaboration skills, says Saric. “This program provides opportunities for women to make that connection and bridge the gap between where they want to go and what they want to do.”
The long and winding path
Bohn, like many of her peers also on a career path to the C-suite, has taken a somewhat circuitous route from the outset. Instead of teaching languages as she had originally planned upon graduation, she ended up at Sony Communications. “They were looking at translation services software. They said, ‘you’re an interpreter for us, you should see this prototype,’” she says. “I got hooked on IT.”
After Sony, she worked as a programmer and implementations manager at a number of Toronto-based telecommunications firms. Nine years ago, Microsoft recruited her. She has been in an IT-like role for the past six years, and while she has no plans to move out of the company, she would like to move up — and she knows it will be a lot easier with a helping hand to guide her.
“Over the years I’ve developed a lot of business and technology knowledge, and while it’s very valuable to do that kind of tactical work, it doesn’t really facilitate career development,” she says. “I’m looking for a leadership role in IT. The titles may vary but I’m talking about a person who looks across the entire platform of IT solutions, so it would be at the general manager or vice-president level and the equivalent of CIO in a smaller organization.”
Bohn says despite women’s advancements in the corporate world, women in IT remain a minority — one that isn’t taken seriously enough, for a variety of reasons.
“We don’t ask for what we deserve,” she says. “We expect one day people will see the great work we’re doing and just offer it to us.”
Realizing that’s likely to happen just as soon as pigs fly, she applied to the e-mentoring program and was soon matched with Susan Doniz, CIO Canada Global Business Services at Procter & Gamble Inc. and a member of CIOCAN’s board of directors.
Doniz calls the response to the e-mentoring program “shocking.” On the other hand, she’s not surprised so many women in IT want to take advantage of the kind of 20/20 hindsight sesasoned CIOs can offer: People with mentors make more money and earn more promotions, she says.
A mentor would have made it easier for her in her own career, she adds.
“I think it took me about 10 years before I even thought about mentorship, which was about 10 years too late,” she says. “It wasn’t because I didn’t think it was a good idea, it was because no one ever knocked on my door and said you need a mentor. On a personal level, you forget to ask for help.”
So what do women need in the way of coaching or mentoring that’s so unique?
Kim Batson, a U.S.-based CIO coach who partners exclusively with CIOs, CTOs and other senior technology executives to accelerate their careers and job search, said in an e-mail interview that women are still viewed as less technical than their male counterparts, although that’s less of a hindrance today as the role of CIO evolves to a more business-oriented position. The real challenge for women, Batson says, is that they are not seen as part of the boys’ club — the one that goes golfing, attends sporting events and networks like mad.
Batson’s solution, apart from taking up golfing and acquiring a sudden interest in all things ball-related, is to round out the mentor package with a coach who can help you develop a strong professional presence and cultivate emotional intelligence traits such as self-awareness, self-management and relationship-building skills. She also recommends that upwardly mobile women in IT hire a personal branding strategist to develop and articulate their personal and executive brand so they stand out from the crowd and attract the attention of senior executives.
According to Doniz, what women in IT need from a mentoring relationship probably depends on where they are in their careers. Women in middle management are typically at the age where they have children and may be responsible for elder care as well, so they often struggle with work/life balance, she says.
At any age, however, having a mentor and developing professional networks can make or break your career, observes Jennifer Perrier-Knox, senior research analyst at Info-Tech Research Group. “Most IT positions are filled through word-of-mouth,” she points out. “That’s how people tend to find out what’s available. Someone who has a voice and some power and influence can be an advocate for you and bring your name forward at the right time.”
Stemming
the tide
Although CATA-WIT and CIOCAN have framed the e-mentoring program as a way to encourage upward mobility in IT, such programs can also stem the tide of women who abandon the field entirely.
According to the U.S.-based National Center for Women in Technology, 41 per cent of women leave technology companies after 10 years of experience, compared to only 17 per cent of men; 56 per cent of women leave at the mid-level point. If current trends continue, NCWIT says, by 2016 the information technology industry will be able to fill only half of its available jobs.
For Perrier-Knox, the question is not just why women are leaving IT, but where they’re going.
“Are they moving to roles where they can leverage their IT skills, such as becoming a business analyst?” she wonders. “We want to find out because IT is becoming less about technology and more about business so there may be some interesting modified roles (that women are moving to) that are sitting in other departments that use IT.”
And although the e-mentoring program is designed to develop future IT leaders, there are many benefits to the mentor and to both parties’ organizations, says Perrier-Knox.
Mentoring is an inexpensive way to deliver soft skills training, she says. And with the impending wave of baby boomer retirement, combined with the general tendency of the younger generation to constantly move on to the next exciting opportunity, mentoring, job shadowing and coaching are all excellent ways to transfer knowledge down the chain before it walks out the door.
It’s valuable to give senior staff the opportunity to practise using their coaching and mentoring skills, and it gives junior employees the chance to interact with staff that can share information with them, she says. “It’s a good experience for everyone and it creates bonds that make people more likely to stay with an organization.”
Doniz points out that mentoring helps CIOs because they will hear about issues their own employees might be too afraid to broach with them.
Dave Codack, CIO and vice-president, technology and employee services at the TD Bank Financial Group (TD) and also a CIOCAN board member, agrees. Codack, who is paired with an assistant vice-president in another financial institution, says establishing connections with ambitious young IT professionals in other organizations can broaden access to a narrow talent pool.
Mentoring also fulfils TD’s mandate of participating in community-based projects, although that’s not his motivation.
For him, the opportunity to watch someone grow can be immensely rewarding — and a much-needed break from everyday pressures.
“I’ve got 12 to 13 meetings a day on average. I’m on four boards. I have two young kids and I’m taking my flying licence. I need to have an outlet,” he says.
Codack, who also participates in mentoring programs with a number of local educational institutes, adds that it’s enormously satisfying when someone takes your advice and grows professionally. “I actually get a lot of excitement and enjoyment working with someone with a lot of spirit and passion; that’s the payback.”
And although it never occurred to him at the time, having a mentor would have made navigating his own career a little easier, he says.
“I never thought I needed a mentor, to be honest,” Codack says. “I ended up learning through the school of hard knocks, and frankly, I would have been better off if I had had someone to go to at various stages of my career.”

14. More Canadians to outlive savings; Sun Life CEO calls for a balanced and thoughtful consultation on pension problems
The Globe and Mail
05/20/2010
TARA PERKINS
Pg. B4
More people will outlive their retirement savings if the Canadian pension problem isn’t addressed, Sun Life Financial’s chief executive officer says.
That will cause individuals and families to experience real hardship in the future as the population ages, Don Stewart told shareholders at the insurer’s annual meeting Wednesday.
“There will be growing pressure on health care and other government services as the ratio of retirees to workers increases,” he added.
Mr. Stewart said he supports the federal government’s current pension consultation process, and said the solution to the challenge needs to be balanced and thoughtful.
Mr. Stewart also touched on the issue of financial reform, noting that a number of countries have made a variety of proposals that could have a negative impact on the Canadian financial services industry.
“It would indeed be ironic if Canada, a country which came through the financial crisis better than most, was to find itself at a disadvantage on account of new international rules originating from outside our country,” he said.
The life insurance industry is working with policy makers to address the potential problems and mitigate the impact they might have, he pointed out.
Mr. Stewart also added his voice to the chorus of Canadian executives and politicians who are speaking out against a global bank tax.
“It’s hard to see how that’s favourable for Canada,” he said.

15. Retreating prices put rate hikes on back burner
The Globe and Mail
05/20/2010
BARRIE McKENNA and JEREMY TOROBIN
The pressure on central banks to start raising interest rates is fading as the threat of deflation creeps back into the global economy.
In the United States, prices fell 0.1 per cent in April, paced by cheaper gasoline, clothing, housing and cars.
Ben Bernanke and his U.S. Federal Reserve colleagues talk of “ subdued” inflation. “ Dead” might be a more apt description, freeing the central bank to keep its key interest rate near-zero and easy money flowing indefinitely, without overheating the recovering economy.
Many economists are now betting the Fed will leave its key rate unchanged until late 2011 or even 2012. And any move to sell off the piles of mortgage- backed securities accumulated during the credit crisis may be even farther off.
“The disinflationary pressure in the United States remains intense,” remarked Paul Ashworth, an economist at Capital Economics in Toronto.
“Consumer prices are basically stagnant and deflation has never been a bigger threat.”
Even in Canada, an imminent rate hike is no longer a sure thing. Until recent weeks, the assumption was that the Bank of Canada would follow Australia’s lead and push up its key interest rate at the June 1 rate decision.
Bay Street traders are now putting the odds of a rate hike at just 50-50, noted a report by Bank of Montreal deputy chief economist Doug Porter.
The inflation dynamic in Canada is also less clear-cut. Friday’s April consumer price index report will be the Bank of Canada’s last chance to assess whether hotter-than-anticipated inflation readings earlier this year represent enough of a trend to start raising interest rates from record-low levels.
Central bank Governor Mark Carney recently scrapped a conditional commitment to stay on hold until July or later depending on inflation, in part because his preferred inflation gauge, which strips out volatile items, had breached the bank’s 2-per-cent target much sooner than expected. But he has also said repeatedly that nothing is “ pre-ordained.”
Inflation has since cooled.
But the housing market is still strong and the economy has already recouped about two-thirds of the jobs lost in the recession.
“We continue to lean to the view that the Bank will indeed begin hiking rates at the start of June amid the powerful rebound in employment and housing,’’ BMO’s Mr. Porter wrote in an article he’s releasing Thursday morning.
“However, the debate is by no means completely settled, with the Fed still in an extended holding pattern, core inflation fading again, and the very real possibility that European tremors could rumble louder.”
In the United States, the main driver of lower U.S. prices in April was relief at the gas pump. But even the core consumer price index, which excludes typically erratic moves in food and energy prices, was zero in April. And compared with a year ago, core prices fell 0.9 per cent — the weakest annual reading in 44 years.
Fed policy makers are convinced that both overall and core inflation will “ remain subdued through 2012” and below the central bank’s informal target range, according to minutes of the bank’s April 27-28 meeting released Wednesday.
At the meeting, the Fed lowered “ slightly” its near-term inflation forecast. The Fed, which tracks personal consumption expenditures (PCE) instead of the CPI, now expects PCE to rise between 1.2 to 1.5 per cent this year, 1.1 to 1.9 per cent in 2011, and 1.2 to 2 per cent in 2012.
Like Fed policy makers, economists don’t see much coming down the pipe that would spur inflation. Millions of Americans who lost their jobs during the recession are still looking for work, prices for key commodities are falling and stocks have tumbled in recent weeks on fearsthat several European countries may default on their debts.
The latest CPI numbers vindicate Mr. Bernanke’s reluctance to raise rates even as the recovery has strengthened in recent months, said CIBC World Markets economist Krishen Rangasamy.
“The Fed’s statement that inflation ‘is likely to be subdued for some time continues to be prophetic,” he said.
Within the Fed, Mr. Bernanke has faced pressure from at least one member — Kansas City Federal Reserve Bank president Thomas Hoenig — to start raising rates this summer.
At the April meeting, Mr. Hoenig voted against the decision to leave interest rates unchanged. Behind closed doors, he argued that the bank’s key lending should be raised to 1 per cent this summer, from its current level of zero to 0.25 per cent.

16. Editorial: Don’t forget undergraduates
Edmonton Journal
05/20/2010
Pg. A18
It’s difficult to criticize an investment in world-class talent, and Canada’s new Excellence Research Chair program is certainly that.
By committing $200 million over seven years, the federal government has helped lure 19 top-flight researchers to Canadian universities, including four to the University of Alberta.
But while it’s never a bad thing to have more of the best, when it comes to post-secondary education, the best are only part of the equation.
The 19 new professors will no doubt perform brilliant, needed research. But world-class researchers rarely teach, especially at the undergraduate level. And as a new report from the TD Bank makes clear, when it comes to undergraduate education, Canada still lags.
For Canada to prosper, university degrees have to be more than credentials. As the authors of the TD report note, emerging economies are rapidly increasing their access to post-secondary education. To keep their edge, Canadian institutions need to provide more education, yes, but also better education. Students need to be pushed to think more, to think differently. They have to be engaged by faculty committed not just to research, but to teaching too.
Unfortunately over the past 30 years, the trend has been to cut costs at the expense of undergraduate learning. Despite recent increases, Canadian per-student post-secondary funding continues to lag well behind U.S. levels. To make up the shortfall, Canadian schools are relying more than ever on graduate students and part-time instructors to teach first and second year courses, even as the size of those courses continues to grow.
These things matter. Larger classes mean less student engagement and less effective learning. They also mean more unfinished degrees and a potentially less competitive workforce.
So what’s the solution? Some believe it’s to move Canada’s top schools — the University of Toronto, Queens, McGill, UBC and the U of A — away from teaching undergraduates altogether. The big five would concentrate on research and graduate students and leave most of the undergraduate learning to the rest. In principle, there is something to that idea. Small, undergraduate-focused schools like Mount Allison, the University of Northern B.C. and the University of Lethbridge typically do extremely well in student-engagement surveys. But there are problems too.
For one, Canada doesn’t have a system of liberal arts colleges like the U.S. does. There has been a recent push to convert community colleges — like Edmonton’s Grant MacEwan — into degree-granting universities. But we don’t yet know how well they match up with the established schools.
Canada’s comprehensive universities also have a long tradition of specialized excellence. It’s no coincidence that more than half the new research chairs went to universities outside the big five. Trying to force schools like the University of Saskatchewan and Waterloo to focus on undergraduates at the expense of other areas would likely spark a costly and divisive fight.
World-class researchers are important. But by definition, most people don’t breathe the rarefied air of “world class.” Over the next 20 years, having a strong undergraduate education system will be just as important to Canada as luring top talent. We need to ensure it gets the same attention.

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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
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La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 20, 2010
Daily News Brief
May 20, 2010
Compiled by Lauren S. McClintock, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank will consider extending branch hours at Carolina First — The Greenville News
Canada’s TD Bank officials will consider extending branch hours and adding services to grow their business as part of a deal to acquire The South Financial Group. [TD Bank Financial Group’s Ed Clark and TD Bank’s Bharat Masrani are quoted.]
2.	Investors Ease Strain on F.D.I.C. — The New York Times
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors. [TD Bank is mentioned.]
3.	RBC Bank CEO: Results Improving, ‘No Pressure’ to Buy — American Banker
Royal Bank of Canada says it feels no added pressure to resume U.S. acquisitions despite aggressive moves by a major Canadian competitor. W. James Westlake, the chairman and chief executive of RBC Bank, the Canadian company’s U.S. operation, said he is in “no way surprised” that Toronto-Dominion Bank is buying South Financial Group Inc. in Greenville, S.C. — a move that would give TD its first banking operations in the Carolinas, where RBC Bank is based.
4.	Top TD officials visit South Financial — The State (SC)
Ed Clark, president and chief executive of TD Bank Financial Group, and Bharat Masrani, chief executive of TD Bank, met with South Financial employees and get acquainted with Upstate operations. The $192 million deal for the largest bank based in South Carolina should be finished by the fall.
5.	Georgia on TD’s mind after South Financial deal? — Philadelphia Business Journal
TD Bank CEO Bharat Masrani said the company has no concerns about his company getting indigestion from gobbling up struggling South Financial Group.
The following article is attached as PDF:

6.	Preferred Lenders — New Jersey Business
Small business lending in New Jersey and the country as a whole fell off dramatically in the first two years of the recession. That was true for U.S. Small Business Administration (SBA)- supported loans as well as the conventional variety of loans. [TD Bank’s Nick Miceli is quoted.]
7.	Banks address business credit needs — New Haven Register (CT)
In the wake of a survey by the Connecticut Business & Industry Association and TD Bank that shows one in every four of state-based businesses struggles to obtain credit, the sponsoring bank stepped up its outreach to potential and existing borrowers. [TD Bank’s Michael LaBella is quoted.]
8.	Wall Street financial instrument cited in demise of Riverside National Bank — The St. Petersburg Times (FL)
CDOs have suddenly cropped up as a principal cause for the recent demise of at least two Florida financial institutions: Eastern Financial Florida Credit Union in Miramar and Riverside National Bank of Florida in Fort Pierce. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	Democratic Rift Stalls Financial Bill — The Wall Street Journal
A handful of Democrats joined with Republicans to block a bid by the Senate Democratic leadership to end more than three weeks of debate on sweeping legislation overhauling regulation of U.S. financial markets.
2.	Dubai World Reaches Deal With Banks to Restructure Debt — The New York Times
Dubai World, the debt-plagued conglomerate and proxy for the free-spending emirate of Dubai, said Thursday that it had reached an agreement with a group of banks to restructure $23.5 billion in debt.
3.	Small businesses’ credit card rates now 13.7% higher — USA Today
New evidence that banks have sharply increased rates for small-business credit cards has rekindled calls for Congress to intervene.
TD BANK NEWS
1.	TD Bank will consider extending branch hours at Carolina First By David Dykes May 19, 2010 — The Greenville News
Canada’s TD Bank officials will consider extending branch hours and adding services to grow their business as part of a deal to acquire The South Financial Group.

Ed Clark, president and chief executive of TD Bank Financial said the company has its own credit card product. It also originates mortgages and doesn’t sell the servicing to another entity, he said.
Other company businesses include TD Waterhouse and an investment in the TD Ameritrade online broker.
“We think we can enhance the product sweep” and get a larger share of the financial services business, Clark said.
TD Bank Financial Group officials said Tuesday in Greenville their intent in acquiring South Financial is to expand the company’s footprint throughout the Southeastern U.S., and expects to be a strong local corporate citizen.
“We’re acquiring this company because we want to grow in the South,” Ed Clark, president and chief executive of TD Bank Financial, told The Greenville News . “To do that, you need more than just stores and particular assets. You need a management team.”
While there is clearly some risk in buying financially troubled South Financial, parent of Carolina First Bank, “the tipping balance” for the Canadian firm was acquisition of “a solid management team” to help it go forward, Clark said.
“We still think there’s tremendous opportunity here if we look at this company,” he said. “On the lending side, it must have been very difficult to fully serve the opportunities here in the marketplace with the balance sheet challenges that this company has had.
“I think by delivering to a capable management team a strong balance sheet and a desire to grow, we can better serve the community,” Clark said.
Clark said a key approach to running a bank “is move your organization even faster to the core principles and not tolerate the company” deviating from those beliefs.
“We have a whole set of very simple ideas,” he said. “We say, ‘Don’t make bad loans in good times.’ If you don’t do that, you can do good loans in bad times. And the reason we’re able to outgrow everyone else is because we made fewer bad loans in good times than other people.”
He said there will be an additional approach when the bank offers its products: “If you wouldn’t sell it to your mother-in-law, you shouldn’t sell it to your client.”
Bharat Masrani, CEO of TD Bank, one of the 15th largest commercial banks in the U.S. with $152 billion in assets, said TD’s charitable foundation has about $100 million in funding and last year it contributed almost $14 million to various community groups. The figure doesn’t include community sponsorships and employee donations.
“Giving is very much part of our culture, of our values,” Masrani said. “In addition, we are a community bank. We are a local bank. Investing in our communities is a core principle for us, and we do that in every market that we operate. I see no reason why we would not do that in South Carolina.”
Clark and Masrani were in Greenville to meet with South Financial managers and employees and get acquainted with local operations. Masrani has said it’s too early in the merger process to discuss the potential impact on local jobs.

TD Bank Financial said Monday it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Shareholders of South Financial’s common stock will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial share.
The merger needs approval of South Financial shareholders and various regulators. As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
The sale of South Financial to TD alters the financial landscape in Greenville, removing an important local headquarters and raising a level of apprehension about what comes next.
According to data from the Federal Deposit Insurance Corp., Carolina First had the highest market share — 23.27 percent of deposits — among banks in the Greenville area last June, the latest period for which figures were available.
In the state, Carolina First had the fourth-highest market share in terms of deposits, with 7.89 percent. That trails Wachovia, now Wells Fargo, Bank of America and BB&T, according to the FDIC.
South Financial also owns Mercantile Bank in Florida.
The pressure on South Financial has been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets.
A top South Financial official told The News the company had exhausted its options and struck the deal Sunday night with TD Bank Financial Group. South Financial had posted more than $1.3 billion in losses since the beginning of 2008, when it installed new management.

2.	Investors Ease Strain on F.D.I.C. By Eric Dash May 20, 2010 — The New York Times
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors.
A spate of recent banking takeovers and investments suggests that stronger financial institutions and private investment firms see value in the detritus of American banking. That is good news for the F.D.I.C., which has had to shoulder the cost of failures through its deposit insurance fund, causing the fund to sink into the red.
“We are seeing light at the end of the tunnel,” Sheila C. Bair, the head of the F.D.I.C., said in a recent interview.
Now that some troubled banks are being taken over by private investors, rather than closed by the government, the pressure on the F.D.I.C. is beginning to ease. On Thursday, the agency, which administers the fund protecting savers’ deposits, is expected to announce that it lowered the amount of money it set aside to cover future losses by more than $3 billion during the first quarter — the first reduction since the second quarter of 2007.
The news is not all good, of course. Seventy-two banks have collapsed this year, and banking analysts worry that more failures will follow, particularly among small and midsize lenders exposed to troubled commercial real estate.
But with the economy stabilizing, banks that otherwise might have fallen are regaining their footing. The nation’s biggest banks — the ones considered too big to fail — have roared back in terms of profitability thanks to ultralow interest rates. Analysts say the growth of both troubled consumer and corporate loans has begun to trail off.
“We have been out of the recession long enough that it is starting to filter into the banking system,” Ms. Bair said. Not long ago, analysts predicted that the financial crisis and recession might claim 1,000 of the nation’s 8,100 lenders. Now, they foresee perhaps 500 or 750 failures.
“For the U.S. commercial banking industry, the worst is over,” said Gerard Cassidy, a financial services analyst at RBC Capital.
One reason that troubled banks are surviving is that other banks, as well as investors who specialize in companies in distress, are swooping in, looking to buy lenders inexpensively. More buyers are showing up at F.D.I.C. auctions, and to avoid a bidding frenzy, some are doing deals with little or no government help.
On Monday, for instance, TD Bank of Canada announced that it would buy the South Financial Group. Private investors recently have plowed money into other troubled institutions, like Synovus Financial, Sterling Bancshares and Pacific Capital Bancorp.
Now that the economy is improving, investors are growing more confident that problem loans are at or near their peak. That confidence has been reflected in banking stocks, which have soared 111 percent from their low in March 2009, as measured by the KBW bank index.
In April, Thomas H. Lee Partners spent $134.7 million for a minority stake in Sterling Financial, a lender based in Spokane, Wash., that has been hobbled by bad real estate loans.
More recently, Gerald J. Ford, the billionaire investor who made a fortune during the savings and loan crisis, invested $500 million for a 91 percent stake in Pacific Capital Bancorp of Santa Barbara, Calif. The bank had been trading at around $4. Mr. Ford paid 20 cents a share.
When it bought three banks in April, TD Bank agreed to swallow a bigger share of their future losses than is typical in an F.D.I.C.-assisted deal. On Monday, TD paid a mere 20 cents a share for South Financial. Although the F.D.I.C did not provide any aid, TD did get some federal help. The Treasury Department agreed to sell $347 million of South Financial preferred shares and warrants for a bargain-basement price of $130.6 million.
“Without a doubt, there is more confidence than a few months ago,” said Bharat B. Masrani, the head of TD Bank’s United States operations. “There is more transparency and confidence in the ultimate losses of these institutions.”
Andrew Williams, a Treasury spokesman, said that it had agreed to the discount, as in previous deals, to “minimize or eliminate our chances of incurring further losses” on its investment in the bank.
Of course, such unassisted deals may still be the exception for at least the remainder of the year. The F.D.I.C. is expected to add to its list of problem banks — now 702 — when it releases its quarterly report on Thursday. The agency does not disclose which banks it considers troubled, nor does inclusion on the list mean that a bank is in imminent danger of failure.
Most of the banks on the list are tiny community lenders, largely in the Southeast and Midwest, that would be more attractive if they were bundled together rather than sold as stand-alone entities. Many of the potential buyers for these banks — particularly other lenders that are still trying to shore up their finances — need government help to pursue deals.

3.	RBC Bank CEO: Results Improving, ‘No Pressure’ to Buy By Paul Davis May 20, 2010 — American Banker
RALEIGH — Royal Bank of Canada says it feels no added pressure to resume U.S. acquisitions despite aggressive moves by a major Canadian competitor.
W. James Westlake, the chairman and chief executive of RBC Bank, the Canadian company’s U.S. operation, said he is in “no way surprised” that Toronto-Dominion Bank is buying South Financial Group Inc. in Greenville, S.C. — a move that would give TD its first banking operations in the Carolinas, where RBC Bank is based.
“This doesn’t change anything for us,” Westlake asserted in an interview Tuesday after a speech here at the North Carolina CEO Forum. “We already have a good core footprint, and our results are improving. Our model is proving to be very resilient, and there is no pressure on us to make an acquisition.”
Despite the new TD Bank presence in the Carolinas and Florida, Westlake saw just a “minor overlap” in the markets served by the Canadian-owned banks. For instance, RBC had 18 branches and $930 million in deposits in the Charlotte area at June 30, where the South Financial unit Carolina First Bank operates four branches with $162 million in deposits, according to the latest Federal Deposit Insurance Corp. data. In Tampa, South Financial’s 17 branches and $756 million in deposits dwarfs RBC’s five branches and $135 million in deposits.
H. Lynn Harton, South Financial’s chief executive, said in an interview Monday that selling to TD “absolutely” creates a growth opportunity in the Southeast. “This is the very beginning of a strong expansion for us,” he said.
After significantly increasing its reach in New York and Florida through its 2008 deal for Commerce Bancorp, Toronto-Dominion continued its expansion in the Sunshine State this year with three failed banks — Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank — that added 69 branches and $3.1 billion in deposits.
By contrast, RBC Bank has not done a deal since early 2008. Westlake said the company has been more focused on diversifying its product lineup, such as capital markets and wealth management, than aggressively expanding its retail bank. It has had major management changes, naming former Wachovia Corp. executive Reggie Davis president in September and replacing Scott Custer with Westlake a month later.
Investors often overlook the different U.S. strategies employed by RBC and TD, said J. Bradley Smith, an analyst at Stonecap Securities. “Our view is that TD made their decision years ago to proceed with a U.S. retail banking strategy, ... so they don’t have any choice but to look for acquisitions.”
Royal Bank might even sell the $26.1 billion-asset RBC Bank, Smith said. “We think they have a lot of options for the U.S. market,” he said, “but if you’re not a buyer, you could just be a seller. But they’re not tipping their hand either way.”
Royal Bank of Canada is to report its quarterly earnings this month, according to a call report filed with the FDIC. RBC Bank lost $68.4 million in the first quarter, but Westlake was upbeat about the company’s prospects.
“Our consumer and small-business lending operations are trending better,” he said. “Unemployment is still a big concern, and we are still concerned about commercial real estate and how that will play out over the next few months.”

4.	Top TD officials visit South Financial Canadians want to get acquainted with S.C. operation they’re buying May 20, 2010 — The State (SC)
A pair of top TD Bank leaders visited in Greenville after the Canadian giant agreed this week to purchase The South Financial Group, parent of Carolina First.
Ed Clark, president and chief executive of TD Bank Financial Group, and Bharat Masrani, chief executive of TD Bank, met with South Financial employees and get acquainted with Upstate operations. The $192 million deal for the largest bank based in South Carolina should be finished by the fall.
Here are highlights of what Clark and Masrani told The Greenville News about what’s next for the bank:
Masrani said it’s too early in the merger process to discuss the potential impact on Greenville-area jobs.
TD will consider extending branch hours and adding services. Other company businesses include the TD Ameritrade brokerage.
The bank expects to be a strong local corporate citizen. TD’s charitable foundation contributed almost $14 million to various community groups last year. The figure doesn’t include community sponsorships and employee donations.
“Giving is very much part of our culture, of our values,” Masrani said. “In addition, we are a community bank. ... Investing in our communities is a core principle for us, and we do that in every market that we operate. I see no reason why we would not do that in South Carolina.”
South Financial’s leadership helped seal the deal. “We’re acquiring this company because we want to grow in the South,” Clark said. “To do that, you need more than just stores and particular assets. You need a management team.”
While there is clearly some risk in buying financially troubled South Financial, “the tipping balance” was acquisition of “a solid management team” to help it go forward, Clark said.
“We still think there’s tremendous opportunity here if we look at this company,” he said. “On the lending side, it must have been very difficult to fully serve the opportunities here in the marketplace with the balance sheet challenges that this company has had. I think by delivering to a capable management team a strong balance sheet and a desire to grow, we can better serve the community.”
Clark said a key approach to running a bank is not deviating from its core principles.
“We have a whole set of very simple ideas,” he said. “We say, ‘Don’t make bad loans in good times.’ If you don’t do that, you can do good loans in bad times. And the reason we’re able to outgrow everyone else is because we made fewer bad loans in good times than other people.”

5.	Georgia on TD’s mind after South Financial deal? By Jeff Blumenthal May 20, 2010 — Philadelphia Business Journal
TD Bank CEO Bharat Masrani said the company has no concerns about his company getting indigestion from gobbling up struggling South Financial Group.
South Financial has incurred more than $1.3 billion in losses since the beginning of 2008 and recently entered into a consent order with the Federal Deposit Insurance Corp. and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond over its capital levels.
“We did extensive due dilligence,” Masrani said. “It was a troubled bank but they have a relatively new management team in place that did an excellent job stabilizing the business and getting a handle on the credit issues.”
The new team, led by South Financial CEO H. Lynn Harton, took the reins of the bank last year and Masrani said he has asked them to stay.
It also doesn’t hurt that TD agreed to buy South Financial at a steep discount and will only pay $130 million to buy the U.S. Department of Treasury’s $347 million of South Financial preferred stock that the government acquired under the Troubled Asset Relief Program.
Masrani said expanding TD’s presence, with the addition of three failed Florida banks last month and South Financial this month, moves the bank from 34 branches to roughly 170 in the Sunshine State.
“It is really an important market,” Masrani said. “It’s the fourth-largest state in the country. There might be some troubled banks with lots of loan problems but there is nothing wrong with the deposits.”
When the deal wraps up later this year, TD will have catapulted from 40th to 10th in Florida deposits. Masrani said there is some overlap in the footprints acquired in April and May but the bank has not sorted out how it will proceed in terms of possibly consolidating.
Masrani also said he liked the more than 100 branches it obtained from South Financial in the Carolinas. The Southeast region has numerous troubled banks that more cash-rich banks like TD might be able to pick up on the cheap.
It particularly could connect its geographic dots from the Carolinas to Florida by entering the Georgia market, which has been ravaged by bank failures. TD has locations from Maine to Washington but there was a space on the eastern seaboard between Washington and Florida before the South Financial deal gave it sites in the Carolinas.
Masrani said while the bank is always exploring opportunities, it might be more inclined to take some time to digest its latest acquisitions.
With April’s additions, TD now has more than 1,000 U.S. branches and that number will move to almost 1,200 when the South Financial deal closes.

The following article is attached as PDF:
6.	Preferred Lenders SBA’s most trusted banks help small businesses thrive By Michael Silverstein May 20, 2010 — New Jersey Business
Small business lending in New Jersey and the country as a whole fell off dramatically in the first two years of the recession. That was true for U.S. Small Business Administration (SBA)-supported loans as well as the conventional variety of loans. [TD Bank’s Nick Miceli is quoted.]

7.	Banks address business credit needs By Angela Carter May 18, 2010 — New Haven Register (CT)
In the wake of a survey by the Connecticut Business & Industry Association and TD Bank that shows one in every four of state-based businesses struggles to obtain credit, the sponsoring bank stepped up its outreach to potential and existing borrowers.
The Connecticut Business & Industry Association/TD Bank survey shows that during the first quarter of this year, 32 percent of respondents said they need credit approval to have working capital available for day-to-day operations.
Another 14 percent said they need financing for machinery and equipment purchases.
Michael LaBella, market president for Connecticut, joined other TD Bank employees who fanned out around the state last week calling and meeting with more than 450 small business owners.
“We wanted to get our message out: We’re lending and we have been,” LaBella said. “We see small business as a critical component of our growth.”
Officials also contacted nonprofit organizations, he said, adding that 77 applications were taken on first contacts.
“Our managers looked at their marketplace and drew a five-mile radius around their locations,” LaBella said.
The bank defines small businesses as those with up to $5 million in annual sales and seeking up to $500,000 in financing.
The Register ran a story May 11 about the survey results — released through CBIA’s digital “Business Minute” — and a reader called the newsroom to say the staff at a Webster Bank branch in Hamden were talking to customers about credit needs.
He did not wish to have his name published, but said he is a longtime Webster customer and believes this type of response is needed from community banks. “They were looking for leads on commercial customers they said could pay them back. They asked me if I knew any,” he said. “I’m not trying to promote their business, but they are trying get customers and loan money. That’s what’s going to turn this thing around.”
Jeffrey Klaus, regional president for Webster, said the bank in January set a goal of $850 million in new lending this year among small and medium-sized businesses, which would amount to a $400 million increase.
The bank has hired 150 people across its four-state footprint, with the bulk of new employees in Connecticut.
“That’s a substantial public commitment to make,” Klaus said. “We are seeing some modestly increasing demand for working capital financing and a little less for fixed-asset financing.”
The economy remains a challenge for all banks, complicated by volatility in Europe, Klaus said.

8.	Wall Street financial instrument cited in demise of Riverside National Bank By Robert Trigaux May 20, 2010 — The St. Petersburg Times (FL)
If there’s a mantra small Florida financial institutions should repeat, it is this:
Don’t tug on Superman’s cape.
Don’t spit into the wind.
And above all, don’t mess around with collateralized debt obligations.
If you thought “CDOs” were just part of the alphabet soup of controversial Wall Street creations that get vaguely mentioned in the news but have no practical effect here in Florida, guess again.
CDOs have suddenly cropped up as a principal cause for the recent demise of at least two Florida financial institutions: Eastern Financial Florida Credit Union in Miramar and Riverside National Bank of Florida in Fort Pierce.
In both cases, less-than-savvy managers of these struggling Florida institutions were convinced by Wall Street that heavy, leveraged investing in CDOs somehow could rescue them from their downward spiral brought on by recession and the popped real estate bubble.
As doomsday scenarios go, this sounds awfully familiar.
Riverside, which failed last month, was taken over by Canadian-owned TD Bank.
Eastern Financial, chartered way back in 1937 and sponsored by now-defunct Eastern Airlines, failed last May and its remains were absorbed by the Space Coast Credit Union. It had offices in Hillsborough and Pinellas counties.
Other Florida institutions got bushwhacked by CDOs, too. But let’s eyeball Eastern Financial and Riverside National more closely and see how two such unsophisticated institutions bet so big, and so badly, on investing in CDOs.
So we are clear from the start, CDOs are securities that are backed by a pool of bonds, loans and other assets. Wall Street sells them.
A recent report from the inspector general of the National Credit Union Administration, the federal overseer of credit unions, shows how a naive Eastern Financial got stuck with a concentrated pile of CDOs purchased from Wall Street, how quickly those investments dropped in value, and how effectively they gutted the credit union’s bottom line and led to its failure.
“Eastern Financial’s board failed to understand and manage the level of risk undertaken by management in its acceptance of the strategy to invest in higher risk CDO investments,” the inspector general report concludes.
The sad tale of Riverside National’s demise — death by CDO — is much the same.
One CDO package called “Taberna II” and purchased from Merrill Lynch lost 91 percent of its value. In all, Riverside’s CDOs lost two-thirds of their value.
The Florida bank had crammed its investment portfolio with 27 CDOs. If that does not sound like a lot, consider this. The Federal Deposit Insurance Corp. owns more than 250 CDOs purchased by small institutions that later failed. When Riverside failed, its pile of CDOs by itself nearly doubled the leveraged value of those debt obligations owned by the FDIC.
Many of the 200 bank failures since the beginning of 2009 have been accelerated by losses in CDOs similar to those Riverside purchased.

INDUSTRY NEWS
1.	Democratic Rift Stalls Financial Bill — Senators Reject Call for a Final Vote on Rules Overhaul, as Some Dissenters Press for Further Restrictions on Banks
By Greg Hitt and Damian Paletta
May 20, 2010 — The Wall Street Journal
A handful of Democrats joined with Republicans to block a bid by the Senate Democratic leadership to end more than three weeks of debate on sweeping legislation overhauling regulation of U.S. financial markets.
The 57-42 roll call fell short of the 60 votes needed to close off debate and hold a vote on the bill itself.
The surprise failure was a setback for Senate Majority Leader Harry Reid, who orchestrated the showdown in hopes of clearing the floor for other high-priority bills, including legislation funding military operations in Iraq and Afghanistan.
“We have to put this thing to rest,” Mr. Reid said.
For weeks, Mr. Reid has tussled with Republican leaders over the bill, including one high-profile fight over whether debate should even begin on the White House-backed initiative.
Now he is struggling with the demands of some liberal Democrats pushing proposals to impose new restrictions on bank activities, beyond those already included in the 1,500-page bill.
The legislation is designed to close the regulatory gaps and end the speculative trading practices that lawmakers say contributed to the collapse of U.S. financial markets two years ago.

Two Democrats, Sens. Russell Feingold of Wisconsin and Maria Cantwell of Washington, joined with 39 Republicans to vote against the motion to close off debate. Two Republicans, Maine Sens. Susan Collins and Olympia Snowe, joined 55 Democrats in support of the motion. Sen. Arlen Specter, who lost the Democratic primary Tuesday in his home state of Pennsylvania, didn’t vote.
At the last minute, Mr. Reid also voted against shutting off debate. That was a procedural quirk meant to preserve his right to keep the issue alive. Only senators who vote “no” on a matter are permitted to later ask that it be reconsidered.
Ms. Cantwell said she wanted to toughen provisions in the bill that would restrict trading by banks in derivatives, complex financial instruments often used to hedge risk. Many lawmakers argue that bad speculative bets by banks on derivatives exacerbated the financial crisis in 2008, and that therefore the sector needs closer regulation.
Mr. Feingold said he wanted to reimpose Depression-era rules that would bar traditional banks from affiliating with investment firms, among other things.
“We need to eliminate the risk posed to our economy by ‘too big to fail’ financial firms and to reinstate the protective firewalls between Main Street banks and Wall Street firms,” said Mr. Feingold, who is up for re-election this year. “Ending debate on the bill is finishing before the job is done.”
Mr. Feingold also wants the bill to include additional restrictions, notably on the size and complexity of U.S. banks. Efforts to include specific amendments to address the issue either failed or didn’t get a vote.
A second vote will take place Thursday, as Mr. Reid vowed to “continue working on this” bill.
Mr. Reid later blamed Republicans for standing in the way of the bill, saying they “want to do the bidding of the big bank executives . . . they want to let Wall Street off the hook.”
Sen. Charles Grassley (R., Iowa) disagreed with Mr. Reid and said the “opposition from Republicans and Democrats” was about ensuring consideration of additional amendments.
Sen. Grassley cited a number of proposals on which he wanted action, including an amendment that would potentially limit the fees imposed on ATM transactions. “It wasn’t responsible to shut down this bill at this time,” he said.
But Mr. Reid’s more immediate problems were on the Democratic side of the aisle. He held the vote open for nearly an hour, and attempted several times to convince Ms. Cantwell to support ending debate and moving forward with the bill.
“They’re pretty cranky on the other side,” crowed Sen. Bob Corker (R., Tenn.), who voted against the motion to shut off debate. Mr. Corker said there was chaos on the floor, as senators milled in the well and the vote dragged on.
For much of the last 18 months, Mr. Reid has shown canny ability to maintain party unity, especially on White House-backed priorities.
Now, however, the Democratic leader is navigating a bill deep in an election year as voters show strong displeasure with business as usual in Washington. Indeed, some of the remaining proposals for amending the bill reflect a desire by some senators to get tough on Wall Street.
Sens. Jeff Merkley (D., Ore.) and Carl Levin (D., Mich.) are proposing to bar banks from using their own capital to engage in speculative trades, and prohibit firms from betting against securities packaged and sold to their own clients.
Sen. Sheldon Whitehouse (D., R.I.) proposed to allow individual states to limit the interest rates that nationally chartered banks can charge.
Late Wednesday, Democratic leaders cleared the way for a vote on the proposal, a nod toward the demands for action. However, the Whitehouse amendment attracted only 35 votes, well short of the 60 votes needed for passage.
Earlier in the day, Senate Banking Chairman Chris Dodd (D., Conn.) backed away from a proposal to dilute provisions of the bill that would crack down on banks’ trading of derivatives.
Mr.. Dodd had proposed to delay for two years provisions of the bill that could force banks to spin off their derivative-trading operations. He dropped the idea after it prompted an outcry from both fellow Democrats and the finance industry, which said it would increase uncertainty.

2.	Dubai World Reaches Deal With Banks to Restructure Debt By Landon Thomas Jr. May 20, 2010 — The New York Times
LONDON — Dubai World, the debt-plagued conglomerate and proxy for the free-spending emirate of Dubai, said Thursday that it had reached an agreement with a group of banks to restructure $23.5 billion in debt.
The deal came after months of discussions between Dubai World and a committee representing more than 90 lenders, including HSBC, Royal Bank of Scotland and Bank of Tokyo-Mitsubishi UFJ. The agreement effectively extends the length of the conglomerate’s loans, giving it time to cut costs and sell assets, and thus be in a better position to pay.
The accord signified a willingness among Western banks to take a short-term hit so as to maintain relationships in a part of the world that, despite Dubai’s debt hiccup, is sure to remain a fruitful place to do business.
It is also true that without the support of Dubai’s richer neighbor, Abu Dhabi, such a deal would not have occurred, and that fears that Abu Dhabi would not back up its more profligate neighbor have, for the time being, been assuaged.
The $14.4 billion in debt is to be split into two portions. The first part, of $4.4 billion, is scheduled to be repaid in five years, while the second, of $10 billion, is to be repaid over eight years. As was announced earlier, the government of Dubai will convert $8.9 billion of debt into Dubai World equity.
The banks will be given a number of interest rate options that vary according to maturity and currency.
Dubai World’s surprise decision late last year to stop paying interest on its mountainous debt shocked world markets and was in many ways an early warning signal for the subsequent financing problems that now face indebted euro zone economies.
Contagion was contained, however, when Abu Dhabi and regional banks stepped in to subscribe to a $20 billion bond issued by Dubai earlier this year.
“The proposal puts the company on a sound financial footing and reflects the continued support of the government of Dubai and its lenders,” said Aidan Birkett, the head of Dubai World’s restructuring effort. “It offers the company the ability to maximize the value of its assets over the medium to long term.”
The Dubai stock market, which had been falling along with global markets recently, rose about 1 percent on the news.
The accord follows an announcement in March in which the government of Dubai agreed to convert debt into equity, pay $500 million in expenses and extend a $1 billion debt facility. The government paid out no additional sums as part of that agreement.
Dubai World emphasized that the agreement was in principle only and required the support of the rest of the company’s creditors. The bank coordination committee represents about 60 percent of Dubai World’s total bank loans, according to the statement.

3.	Small businesses’ credit card rates now 13.7% higher By Byron Acohido May 20, 2010 — USA Today
New evidence that banks have sharply increased rates for small-business credit cards has rekindled calls for Congress to intervene.
Over the past six months, American Express, Bank of America, Capital One, Citi and Wells Fargo have raised interest rates for new small-business credit cards offered on the Internet roughly six times faster than rate increases on consumer credit card offers, according to BillShrink.com, a consumer help site that tracks credit card offers.
On average, interest rates for small-business cards were 13.7% higher in April than last October, while rates for consumer cards, on average, were just 2.4% higher.
That gap has stirred banking-reform advocates who failed last year to persuade Congress to include protections for small businesses in a new credit card law that restricts rate changes and other bank practices on existing consumer accounts. It took effect in February.
At the time, critics warned that banks might seek to get more from small businesses. “The absence of any small-business credit card protection in this legislation is likely a significant factor in these increases over the last several months,” says Molly Brogan, spokeswoman for the National Small Business Association.
Nessa Feddis, senior counsel for the American Bankers Association, says the rising rates reflect elevated risks and nothing else. “Fifty percent of small businesses fail in the first five years, and their balances tend to involve larger amounts,” Feddis says.
BillShrink’s findings follow a NSBA survey of 450 business owners late last year. Some 64% of the respondents said their credit card fees and terms had gotten worse during the second half of 2009.
Rep. Jackie Speier, D-Calif., says she is pushing for passage of a bill to extend consumer credit card protections to businesses with 50 or fewer employees.
The ABA’s Feddis says the bill would constrict the ability of card issuers to fully reflect risk in rates they charge. She says that could lead to higher rates overall and less available credit. Yet Bank of America, American Express and Capital One have begun to voluntarily apply a few of the new consumer protections to small-business customers.
In July, BofA will eliminate fees for going over the credit limit, no longer increase rates on existing balances and give 45 days notice on any rate changes on future balances.

The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

A NEW JERSEY BUSINESS SPECIAL FEATURE
Preferred Lenders SBA’s most trusted banks help small businesses thrive.
By Michael Silverstein, Contributing WriterS
mall business lending in New Jersey and the country as a whole fell off dramatically in the first two years of the recession. That was true for U.S. Small Business Administration (SBA)-supported loans as well as the conventional variety of loans. Happily, however, along with other signs of an economic recovery that have been appearing in recent months, there’s also been an uptick in SBA lending both around the country and in New Jersey, with the agency’s preferred lenders leading the way.
Some numbers tell the story. Nationally, the SBA reported a 26.7 percent decrease in 7(a) small business loan volume in fiscaJ year 2009 compared to the previous fiscal year. In the first quarter of FY 2010. though, the SBA approved 12,393 loans worth $3.8 billion nationally compared to just 9,070 loans worth $1.9 billion during the same quarter a year earlier.

The same SBA loan recovery pattern was on view in New Jersey. James A. Kocsi, SBA’s New Jersey district director in Newark, notes that in the first five months of the new fiscal year, October 2009 through February 2010,531 loans for$211 million were made in the state, compared to 352 loans for $125.6 million in the first five months of the previous fiscal year- a 51 percent increase in number and a 68 percent increase in total loans.
Along with a slowly improving economy giving this lending a boost, Kocsi points to “... provisions of the American Recovery and Reinvestment Act, which has allowed the SBA to provide lenders with a 90 percent guaranty on most SBA loans and the waiving of loan fees charged to borrowers.” These provisions expired at the end of February, but were extended by Congress through March, and at the time of this writing seem likely to be extended again through the end of the year.
How important these sweeteners have been in boosting demand for SBA loans is evident in comments from Tom Burke, senior vice president, SBA Lending, with Wells Fargo & Company. Burke heads the bank’s SBA relations, marketing and lending around the country.
“Our SBA lending has been surging in recent months,” he says. “Nationally, our two banks [including Wachovia, which merged with Wells Fargo] had SBA loans of a little under $1 billion in FY 2008 and about the same in FY 2009. For just the first quarter of 2010, this jumped to $410 million. ... In New Jersey, in the first five months of this new fiscal year, we made $8.7 million in [SBA| loans compared to just $3.4 million for the same period in the previous year.”
What made the big difference here, in Burke’s view, was the waiver of the fee the SBA had been charg- pending on the size and type of SBA ing banks on its guaranteed loans — loan involved, “these fees could cost fees banks invariably passed along a borrower from $500 to as much as to borrowers. “It was the fee waiver, $60,000 of working capital.”
customers were telling us, that really
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Preferred Lenders
Loans made by preferred lenders accounted for the lion’s share of the SBA’s increased recent lending. Seven of New Jersey’s own top 10 SBA lenders, in fact, fall into the preferred category.
How does a bank achieve this preferred status? The SBA reviews the performance of lenders taking part in all its programs once a year, says Kocsi. “Preferred lenders, by having a strong history in our programs, by meeting performance standards set by our benchmarks ... [become] our most trusted lenders, the ones we trust to make their own lending decisions.... They can act on our behalf in this regard.”
This arrangement is beneficial for both banks and the agency. Together with the ability to make lending decisions, banks can usually get approval for loans from the SBA within a day, electronically, reducing a bank’s administrative time and paperwork. “We’ve also been able to reduce our own staff because we don’t have to do the evaluations,” says Kocsi.

A Top Lender Tale

TD Bank has been the No. 1 SBA preferred lender (in terms of dollars) in New Jersey for 10 years. Nick Miceli, the bank's market president for Central New Jersey, points out how important SBA loans can be in attracting new business customers. "These are often gateway loans," he states. "Today's small business borrowers may one day be the ones looking for larger loans."

TD Bank's own preferred SBA activity in recent years mirrors the deep dip in overall lending when the recession began and its recent stabilization. In New Jersey, its SBA lending volume reached 254 loans worth $93 million in FY 2007; but this declined to 202 loans worth $75 million in FY 2008; it fell further to 168 loans with $61 million in FY 2009. Its volume in New Jersey through the first five months of the new fiscal year, however (69 loans worth $21 million), puts it on a rough par with the previous fiscal year totals.

Tom Burke, of Wells Fargo & Company, says that what made a big difference in the increase in SBA lending was not so much a historically generous 90 percent SBA guaranty, but the waiver of the fee the SBA had been charging banks on its guaranteed loans — fees banks invariably passed along to borrowers.

There has been one noteworthy change, though, in the type of SBA loans TD Bank has been making of late. "Before, most of these loans were with start ups," according to Miceli. "In the last two years, with a lack of liquidity in the market, many more are with existing businesses."

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New Jersey Business 39

A Top Lender Tale with $61 million in FY 2009. Its vol-
TD Bank has been the No. 1 SBA pre- ^& %-. ume in New Jersey through the first ferred lender (in terms of dollars) in M \\ five months of the new fiscal year,
New Jersey for 10 years. Nick Miceli, however (69 loans worth $21 mil-
the bank’s market president for Cen- lion), puts it on a rough par with the tral New Jersey, points out how im- previous fiscal year totals.
portant SBA loans can be in attract- There has been one noteworthy ing new business customers. “These ^ change, though, in the type of SBA are often gateway loans,” he states. L I loans TD Bank has been making of
“Today’s small business borrowers ¦ £!¦ ‘ate- “Before, most of Uiese loans may one day be the ones looking for wkk 1 ¦ were with start ups,” according to larger loans.” Tom Burke- of Wells Fargo Miceli. “In the last two years, with a
TD Bank’s own preferred SBA maSTb^diSSSnthe lackof liquidity in the market, many activity in recent years mirrors die increase in SBA lending was more are with existing businesses.”
deep dip in overall lending when the not so much a historically recession began and its recent stabi- generous 90 percent SBA Going the Conventional Versus
... . .. . ,,,,. . , guarantv. but the waiver ,, ___. _
lization. In New Jersey, its SBA lend- of the fee ,he SBA had the SBA Route ing volume reached 254 loans worth been charging banks on its SBA loans were never intended to be
$93 million in FY 2007; but this de- guaranteed loans — fees a substitute for conventional small dined to 202 loans worth $75 million banks invariably passed business lending, explains Jonathan along to borrowers.
in FY 2008; it fell further to 168 loans Dowst, small business and SBA ex-
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ecutive at Bank of America (B of A). A lender can’t automatically go with the SBA just to get the government guaranty. “It has to make a statement to the SBA that it wouldn’t make the loan without SBA help.” If various factors such as a company’s cash flow, equity, liquidity, the experience of its management, etc. are strong enough, “there’s no reason to go the SBA route.”
It’s therefore not surprising that only about 5 to 10 percent of his bank’s overall small business lending is accounted for by SBA programs. The agency’s 504 loan program, focused on real estate (and other fixed asset) acquisition, has become quite active at BofA in recent months, Dowst reports. SBAExpress, a program that gives a lender more leeway in terms of rates and other factors, but at the expense of a less generous 50 percent SBA guaranty, accounts for BofA’s bank’s largest amount of agency-related business.
“SBA loans are generally loans on the cusp ... where the loan guaranty makes the difference,” says Bob Young, senior vice president for business banking with PNC in East Brunswick. He attributes the growth in demand for these cusp loans to the fact that “many businesses are looking at their operations and again deciding they can take on more debt and perhaps even expand. “SBA is very important to us,” he continues. “If a conventional loan does not seem to work, we’ll see if it makes sense with a similar SBA look.” Of course, that doesn’t always work either. “SBA doesn’t seek to back bad loans,” he says. Whether a borrower gets an SBA-backed or conventional loan may sometimes depend on that borrower’s own preference. Burke, at Wells CONTINUED ON PAGE 71

PREFERRED LENDERS: CONTINUED FROM PAGE 40

Fargo, notes that "borrowers may end up with a choice" and many opt for the conventional loan because "they don't like the paperwork and they don't like government involvement."

A given bank's own lending policies are often the deciding factor in the type of loan made. "Our lending criteria haven't changed" to meet a growing desire of some companies for loans, emphasizes Leslie Malone, small business loan officer with Columbia Bank in Fair Lawn. But this criteria might sometimes disqualify a borrower that is actually a good credit. This would-be borrower then "moves into the SBA loan category."

A company might have good credit and good cash flow," she explains, "but it may not have been in business for three years, and our bank policy is not to make conventional loans to companies without that long a history." To purchase real estate, she continues, "another bank policy requires putting 30 percent down. With some SBA financing ... you can sometimes get by with just 10 percent down. ... The SBA gives us the opportunity to make such transactions."

Conclusion

Whether because of improvements in the overall economy, improvement in banks' confidence and financial strength or pressure from Washington to boost lending, many banks today are adding to their small business loan portfolios. One example of this changing attitude: Bob Doherty, market president, Northern/Central New Jersey with BofA in Newark, points to his own bank's "commitment to lend $5 billion more to small businesses this year, with New Jersey definitely getting its fair share."

The SBA will certainly contribute to this expansion in bank lending. And the agency's preferred lenders, as in the past, will be at the forefront of the effort. NJB

NAIOP: CONTINUED FROM PAGE 67

LEGAL TRENDS: CONTINUED FROM PAGE 43

Conclusion

[redacted]

NJIT Receives Grant for Solar Research Center

NJIT, Newark, receives a $1.5 million grant from Apollo Solar Energy, Inc. to establish a solar research center. The company, based in Chengdu, the People's Republic of China, mines and refines tellurium (Te) and high-purity tellurium-based metals for specific segments of the global electronic materials market.

New Jersey Business 71

PREFERRED LENDERS: CONTINUED FROM PAGE 40 NAIOP: CONTINUED FROM PAGE 67 Fargo, notes that “borrowers may end ers this budget, you will hear them continue to carp and call for higher taxes. up with a choice” and many opt for They will promise you that it is just for one more year: ‘Extend the surcharge the conventional loan because “they on small business and individuals.’ ‘They have over $400,000 in income, don’t like the paperwork and they governor, and it will raise $900 million and we will do it for one more year.’ don’t like government involvement.” ‘And use it to replace the $830 million in school aid you cut.’ Well, that’s just A given bank’s own lending poli- pushing off the cliff from this year to next year. If you don’t intend on keep- cies are often the deciding factor in ing a permanent top rate at 10.75 percent, then you are just putting off the the type of loan made. “Our lending day of reckoning. We have been putting off the day of reckoning for 20 years criteria haven’t changed” to meet a in this state.” growing desire of some companies The governor spoke at length about trying to get the teachers’ union to for loans, emphasizes Leslie Malone, accept changes in teachers’ raises and their health benefit plan contribu- small business loan officer with Co- tions, as a way of raising money for the state. He took issue with the New lumbia Bank in Fair Lawn. But this Jersey Education Association, which he claimed has bullied governors, leg- criteria might sometimes disqualify islators and school board members for two decades. a borrower that is actually a good “Let me tell you that if we don’t win these fights in this moment, we are credit. This would-be borrower then lost,” he said. “We are on the edge of bankruptcy as it is. If we let the pub- “moves into the SBA loan category.” lie sector unions win these fights, we will certainly be doomed to life as a A company might have good second-tier state, with a second-tier economy and second-tier style of living. credit and good cash flow,” she ex- That is not why I came to this governorship.I can’t guarantee that I will win plains, “but it may not have been every fight, but I will guarantee you I will fight every fight worth fighting.” NIB in business for three years, and our bank policy is not to make conven tional loans to companies without legal trends: continued from page 43 that long a history.” To purchase real estate, she continues, “another bank cause it has so many various practices, to weather that, as opposed to an- policy requires putting 30 percent other firm. down. With some SBA financing ... you can sometimes get by with just Conclusion 10 percent down.... The SBA gives us Regardless of the economy and/or its weak and strong sectors, law firms the opportunity to make such trans- across New Jersey stand ready to assist their clients via a wide array of ser- actions.” vices and expertise. Again, no one knows what the future will bring, but Fox Rothschild’s Griffin echoes the thoughts of others: “Law firms are in the ser- Conclusion vice business, to make their clients money and help their businesses survive. Whether because of improvements We live and die on how successful our clients are.” NJB in the overall economy, improvement in banks’ confidence and financial m strength or pressure from Washing ton to boost lending, many banks today are adding to their small busi- NJIT Receives Grant for Solar Research ness loan portfolios. One example of Center this changing attitude: Bob Doherty, market president, Northern/Cen- NJIT, Newark, receives a $1.5 million grant from Apollo Solar Energy, Inc. to tral New Jersey with BofA in Newark, establish a solar research center. The company, based in Chengdu, the People’s points to his own bank’s “commit- Republic of China, mines and refines tellurium (Te) and high-purity tellurium-based ment to lend $5 billion more to small metals ,or speci,ic se9ments of the 9lobal electronic materials market. u.u- -.i.1 ‘The new solar research center will focus on improving the applications of businesses this year, with New Jersey Cadmium telluride semiconductor materials for use in thin-film solar cells,” says definitely getting its fair share. Donald H. Sebastian, PhD. vice president of research and development and The SBA will certainly contribute . . . , ,IC, , interim provost. “Solar arrays using thin-film technology have already proven to to this expansion in bank lending. reduce the cost per watt to one-third of the cost of conventional systems. Through And the agency’s preferred lenders, diligent improvement in the production process, cost and quality can rise to make as in the past, will be at the forefront so|ar p0Wer a legitimate contender for much more than the small percentage of of the effort. NJB global need that is not projected for photovoltaics.” New Jersey Business 71